         As filed with the Securities and Exchange Commission on August 20, 2001

                                                      Registration No. 333-64416

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       _________________________________


                         PRE-EFFECTIVE AMENDMENT NO. 2

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                             NETPLEX SYSTEMS, INC.
            ------------------------------------------------------
            (Exact Name of Registrant as Specified in Its Charter)

         Delaware                     54-1391924                        7372
--------------------------  -------------------------------  ----------------------------
 (State of Incorporation)   (I.R.S. Employer Identification  (Primary Standard Industrial
                                      Code Number)              Classification Number)

                      1800 Robert Fulton Drive, Suite 250
                            Reston, Virginia 20191
                                (703) 716-4777
         -------------------------------------------------------------
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                             GENE ZAINO, Chairman
                             Netplex Systems, Inc.
                      1800 Robert Fulton Drive, Suite 250
                            Reston, Virginia 20191
                                (703) 716-4777
-------------------------------------------------------------------------------
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies to:
                            JEFFREY M. STOLER, ESQ.
                              RON M. HADAR, ESQ.
                               Gadsby Hannah LLP
                              225 Franklin Street
                               Boston, MA 02110
                               (617) 345-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.


If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------------
                                                                      Proposed
                                                                      Maximum             Proposed
                                                 Amount               Offering            Maximum            Amount of
 Title of Each Class of Securities                to be              Price  Per           Aggregate         Registration
 to be Registered                               Registered            Share (1)      Offering  Price (1)         Fee (4)
--------------------------------------------------------------------------------------------------------------------------
 Common Stock, $.001 par value............       1,350,000              $4.00            $5,400,000          $1,350.00
--------------------------------------------------------------------------------------------------------------------------
 Rights (2)...............................          (3)                   --                 --                  --
                                                                                                             ---------
--------------------------------------------------------------------------------------------------------------------------
 Total Registration Fee...................                                                                   $1,350.00
--------------------------------------------------------------------------------------------------------------------------




(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(2) Evidencing the rights to subscribe for 1,350,000 of the shares of common stock described above.

(3) No Subscription Rights will be registered.

(4) Previously paid.


The registrant hereby amends this Registration Statement on such date and dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Exhibit Index appears on page _______ of the sequentially numbered pages of this Registration Statement. This Registration Statement, including exhibits contains _______ pages.

                             CROSS REFERENCE SHEET

Item No.                                                         Sections in Prospectus
--------                                                         ----------------------
1.   Front of the Registration Statement and                     Cover Page
     Outside Front Cover of Prospectus

2.   Inside Front and Outside Back Cover                         Inside Front Cover Page; Outside Back Cover Page
     Pages Of Prospectus

3.   Summary Information and Risk Factors                        Prospectus Summary; Risk Factors

4.   Use of Proceeds                                             Prospectus Summary; Use of Proceeds

5.   Determination of Offering Price                             Cover Page; Determination of Offering Price;
                                                                 Distribution of Rights and Subscription Procedures

6.   Dilution                                                    Not Applicable

7.   Selling Security Holders                                    Selling Shareholder

8.   Plan of Distribution                                        Prospectus Summary; Distribution of Rights and
                                                                 Subscription Procedures

9.   Legal Proceedings                                           Business - Legal Matters

10.  Directors, Executive Officers,                              Management
     Promoters and Control Persons

11.  Security Ownership of Certain                               Principal Shareholders
     Beneficial Owners and Management

12.  Description of Securities                                   Description of Securities; Dividend Policy

13.  Interest of Named Experts and Counsel                       Not Applicable

14.  Disclosure of Commission Position on                        Risk Factors; Management; Distribution of Rights
     Indemnification for Securities Act Liabilities              and Subscription Procedures

15.  Organization within Last Five Years                         Business; Certain Relationships and Related
                                                                 Transactions

16.  Description of Business                                     Prospectus Summary; Risk Factors; Business

17.  Management's Discussion and Analysis or                     Management's Discussion and Analysis of Financial
     Plan of Operation                                           Condition and Results of Operations

18.  Description of Property                                     Business

19.  Certain Relationships and Related Transactions              Certain Relationships and Related Transactions

20.  Market for Common Equity and Related                        Prospectus Summary; Risk Factors; Dividend Policy;
     Stockholder Matters                                         Capitalization; Distribution of Rights and Subscrip-
                                                                 tion Procedures; Shares Eligible for Future Sale

21.  Executive Compensation                                      Management; Executive

22.  Financial Statements                                        Index to Financial Statements

23.  Changes In and Disagreements With Accountants               Not Applicable
     On Accounting and Financial Disclosure

Preliminary Prospectus
Subject to Completion, dated July 20, 2001


                                    [logo]


                             Netplex Systems, Inc.


                               1,350,000 shares

                                 Common Stock

We are currently a wholly owned subsidiary of The Netplex Group, Inc. (Nasdaq otcbb: "NTPL") ("Group"). Group is granting at no cost to its security holders transferable rights to purchase shares of our common stock.



Group's common stock security holders and preferred stock security holders will receive one right for every one share of Group common stock that they own (or would be entitled to own upon conversion of shares of preferred stock) on July 16, 2001.



The exercise period for the rights will expire at 5:00 p.m., Washington, D.C. time, on October 19, 2001 or such date as Group has received acceptable subscriptions for all of our common stock being offered, whichever comes first. You may only exercise your rights in increments of 100, and you must exercise at least 100 rights. Any exercise of rights distributed in this offering will be accepted on a "first-come, first-serve" basis.



Each right includes a basic subscription right entitling you to purchase one share of our common stock at a subscription price of $4.00 per share. If there are shares of our common stock which remain unsold after the exercise of basic subscription rights and if you elect to purchase all of the shares of our common stock underlying your basic subscription rights, you will have an over-subscription right to subscribe for additional shares of our common stock that are not subscribed for by other holders of rights. If there are not enough shares available to satisfy fully all subscriptions for additional shares, we will allocate the available shares of our common stock among holders who exercise their over-subscription right based on the number of shares of Group common stock held by each such holder as of the record date as a percentage of the aggregate number of shares of common stock of Group owned as of such date by the holders who participate in the additional subscription. Up to 1,350,000 shares of our common stock are being offered in this offering. Of these shares, Group will be selling 1,100,000 shares and we will be selling 250,000 shares. Proceeds from the offering will be applied first to the shares of the common stock being sold by us and then to the shares of common stock being sold by Group.








Once you exercise a right, you may not withdraw the exercise. In the event that fewer than 1,350,000 rights are exercised in this offering, Group will continue to own any unpurchased common stock. Although Group retains the right to cancel this offering if there is insufficient participation by its stockholders, there is no minimum number of shares that must be subscribed for in this offering for it to be completed.


We have filed a Registration Statement with the SEC covering the shares of common stock being offered in this offering. Before this offering, our common stock has not been listed on The Nasdaq Stock Market or any other stock exchange. We have applied for the listing of our common stock on the Nasdaq Small Cap Market under the symbol "NPLX".


                                August 17, 2001



Group reserves the right to cancel the rights offering at any time before the expiration. We are offering our common stock on a "best efforts" basis, which means that there is no minimum number of shares of common stock that we must sell in order to complete the rights offering. We may be unable to sell any or all of the common stock we are offering. Group Stockholders who do not participate in the rights offering will continue to own the same number of shares in Group, but will not own any part of Netplex Systems, Inc.


Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.










                                                                                  Proceeds        Proceeds
                                             Exercise Price*     Commission*      to Group         to Us
                                             ---------------     -----------      --------         -----
          Per share.....................        $     4.00       $      .40        $     3.60       $     3.60
          Total.........................        $5,400,000       $  540,000        $3,960,000       $  900,000



          __________________
          * - A commission is payable to soliciting brokers. The foregoing assumes that a commission will be paid on all subscriptions.

                               TABLE OF CONTENTS

                                                                     Page
      Prospectus Summary............................................   __
      Risk Factors..................................................   __
      Forward-Looking Statements....................................   __
      Use of Proceeds ..............................................   __
      Distribution of Rights and Subscription Procedures............   __
      Federal Income Tax Consequences...............................   __
      Dividend Policy...............................................   __
      Capitalization................................................   __
      Selling Shareholder ..........................................   __
      Selected Financial Data.......................................   __
      Management's Discussion And Analysis Of Financial
      Condition And Results Of Operations...........................   __
      Business......................................................   __
      Management....................................................   __
      Certain Transactions..........................................   __
      Principal Shareholders........................................   __
      Description Of Securities.....................................   __
      Shares Eligible For Future Sale...............................   __
      Legal Matters.................................................   __
      Experts.......................................................   __
      Where You Can Find More Information...........................   __
      Index To Consolidated Financial Statements....................  F-1

                              PROSPECTUS SUMMARY

This summary outlines and highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes, before you make an investment decision.

Company Overview




Netplex Systems, Inc. provides technology consulting and information systems integration services that seek to help clients make the most efficient, cost-effective, and reliable use of their information technology systems. We offer three "disciplines" of services--strategy, technology, and security--through which we seek to support clients through all phases of their information systems' development and implementation. We are also organized into "industry specializations," which are practices that seek to conceptualize solutions by leveraging concentrated expertise within a particular industry. By coordinating the skills, knowledge, and efforts of our service disciplines and industry specializations, we seek to balance the most appropriate traditional processes and emerging technologies to help clients achieve improved business efficiencies.


The majority of our clients are in the Retail industry; however, we also serve many customers from various other industries. The companies listed below represent our largest clients in their respective categories, based on revenue over the last three years.



                       Retail                                                  Other
                                                         Technology Discipline        Security Discipline
-------------------------------------------------------------------------------------------------------------
ALDI                       Garden Ridge, Inc.          Colonial Pipeline           A Major U.S. Stock
                                                                                   Exchange
American Eagle Outfitters  Sonic Industries            Ericsson                    AOL Time Warner

Cabela's                   SVi Retail                  King Pharmaceuticals        Baystate Health
Dick's Sporting Goods      Trans World Entertainment   Omni Services               USinternetworking
Dollar General             Value City Department       TeleCorp                    U.S. Securities and
                           Stores                                                  Exchange Commission


Our address is 1800 Robert Fulton Drive, Suite 250, Reston, Virginia 20191 and our telephone number is (703) 716-4777. Our web site address is:
www.netplexsystems.com. We were incorporated on September 11, 1986, in Virginia and merged into Netplex Systems Inc., a Delaware corporation, on July ___, 2001.

The Offering


Who Will Receive Rights            Persons who own shares of Group common stock
                                   on July 16, 2001 (called the "Record Date") will receive rights to purchase shares of our common stock in this Rights Offering. The rights will be transferable as described below. Persons holding convertible preferred stock will also receive rights.

Description of the Rights          If you hold shares of Group common or
                                   preferred stock on the Record Date you will receive one basic right to purchase one share of our common stock for every one share of Group common stock you own (or could own upon conversion of your preferred stock). All rights may only be exercised in increments of 100, so you must own at least
                                   100 rights to be eligible to exercise your rights. Rights submitted for exercise in an amount not divisible by 100 will be effective for the next lower number of shares that is divisible by 100.

Over-Subscription Rights           If you elect to purchase all of the shares of
                                   our common stock underlying your basic
                                   subscription rights, you will also have an over-subscription right to subscribe for additional shares of our common stock, if any, that are not purchased by other holders of rights through exercise of their basic subscription rights.


Proration of Over-Subscription     If the number of shares of our common stock
Rights                             remaining unsold after holders have exercised
                                   their basic subscription rights is not
                                   sufficient to satisfy in full all
                                   subscriptions submitted for additional
                                   shares, we will allocate the available shares among holders who exercise their over-subscription right based on the number of shares of Group common stock held (or which they could hold upon conversion of their preferred stock) by each such holder as of the record date as a percentage of the aggregate number of shares of common stock of Group owned (or which could have been owned upon conversion of preferred stock) by the holders who participate in the additional subscription. See "Distribution of Rights and Subscription Procedures -- Subscription
                                   Rights".

The Exercise Price of the Rights   If you wish to exercise your rights to purchase our common stock, the purchase price will be $4.00 per share, and the minimum subscription amount will be for 100 shares.

How Your Rights Will be Evidenced  Group intends to mail Rights Certificates, which will represent your rights, immediately after the Registration
                                   Statement (which we have filed with the Securities and
                                   Exchange Commission regarding this offering) is declared
                                   effective.

How Holders can Exercise           If you hold shares of our common stock through a broker,
Rights Through Brokers or          custodian bank or other nominee, we will ask your broker,
Other Nominees                     custodian bank or other nominee to notify you of the rights offering.  If you wish to exercise your rights, you will
                                   need to have your broker, custodian bank or other nominee
                                   act for you.  To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form", together with full payment of the subscription price for each share
                                   subscribed for under your subscription rights (including
                                   shares subscribed for through the exercise of your over-
                                   subscription right).  You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.

When You Can Exercise Your Rights  The rights will be exercisable immediately upon issuance, and will expire upon the earlier to occur of 5:00 p.m.,
                                   Washington, D.C. time on October 19, 2001 or such time
                                   as Group has received acceptable subscriptions for all of
                                   our common stock being offered.  The rights will be
                                   accepted on a "first come-first serve" basis.

Our Other Stock Outstanding        Gene Zaino and Peter Russo, our Chairman and CFO, respectively, have purchased an aggregate 35,000 shares of our common stock.

                                   In addition, our management team has subscribed to purchase
                                   50,000 shares of our common stock at a price of $4.00 per
                                   share in cash.

                                   We also have issued to Group, 1,000 shares of Class A preferred stock with a face value of $1,000 per share, which shares are convertible to shares of our common stock at a conversion rate of $4.00 per share after December 31, 2003. If all of the Class A preferred stock is converted, an additional 250,000 shares of our common stock will be issued (and the preferred stock will be cancelled). Prior to conversion, the preferred stock is redeemable by us, in whole or in part, for $1,000 per share plus an early redemption fee of $133.00 per share.

                                   We also have issued 3,200 shares of our Class B preferred stock with a face value of $1,000 per share, which shares are convertible to shares of our common stock at a price of $4.40 per share commencing upon the earlier of January 1, 2002, a sale of the Company, or notice of our redemption. Group owns 3,200 of such shares. If all of the preferred stock is converted, an additional 727,273 shares of our common stock will be issued (and the preferred stock will be cancelled). Prior to conversion, the preferred stock is redeemable by us, in whole or in part, for $1,000 per share. Group has agreed, for themselves and any party to which they may sell any shares of Class B preferred stock, that they will not sell to the public any shares of our common stock issuable upon conversion of the Class B preferred stock for a period of one year commencing as of the closing of this Rights Offering.


Risk Factors                       There are substantial risks in connection
                                   with this offering that you should consider.
                                   See "Risks Factors."

Information Agent                  Innisfree M & A, Inc. will act as information
                                   agent. See "Distribution of Rights and
                                   Subscription Proceeds - Information Agent"
                                   for address and other information relating to
                                   the delivery of subscription certificates and
                                   the payment of the subscription price.

Use of Proceeds                    The proceeds of this offering will be used
                                   for general working capital purposes.

Anticipated Nasdaq Symbol          "NPLX"


Amendments - Termination           We and Group reserve the right to terminate
                                   this offering prior to delivery of the common
                                   stock. Under such circumstances all
                                   subscription monies shall be returned
                                   promptly without interest.



Summary Financial Data

The following tables summarize our financial results and should be read in conjunction with the "Selected Financial Data", our audited and unaudited consolidated financial statements, and their accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all of which are included in this prospectus. While the Company was formed in 1986, operations were not commenced until 1998. Therefore, operating data for 1996 and 1997 has not been included herein.


                                                                                                  (unaudited)
                                                                                                 6 months ended
                                                             Year ended December 31                 June 30,
                                                       --------------------------------    -------------------------
                                                          2000        1999       1998         2001           2000
                                                       ---------    --------    -------    ----------     ----------
                                                              (amounts in thousands, except per share data)
Revenues:
  Services - unaffiliated customers                    $  14,859    $ 14,801    $ 6,147    $    6,574     $    7,219
  Services - related party                                 1,442         920         --            --          1,077
  Products                                                11,013      15,289      2,616         4,913          6,249
                                                       ---------    --------    -------    ----------     ----------
                                                          27,314      31,010      8,763        11,487         14,545
                                                       ---------    --------    -------    ----------     ----------

Cost of revenues:
  Services                                                 8,848       8,244      3,013         3,272          4,663
  Products                                                 8,304      12,156      2,217         3,623          4,456
                                                       ---------    --------    -------    ----------     ----------
                                                          17,152      20,400      5,230         6,895          9,119
                                                       ---------    --------    -------    ----------     ----------

Gross profit:
  Services                                                 7,453       7,477      3,134         3,302          3,633
  Products                                                 2,709       3,133        399         1,290          1,793
                                                       ---------    --------    -------    ----------     ----------
                                                          10,162      10,610      3,533         4,592          5,426

Selling, general and administrative                       10,665       7,645      2,241         4,697          5,505
Acquired in-process technology                                --          --        250            --             --
Corporate expense allocation from parent                   1,913       1,378        268           869          1,124
                                                       ---------    --------    -------    ----------     ----------
Operating income (loss)                                   (2,416)      1,587        774          (974)        (1,203)

Interest expense                                             282         390         60            99            111
                                                       ---------    --------    -------    ----------     ----------
Income (loss) from operations before income taxes         (2,698)      1,197        714        (1,073)        (1,314)
Income tax benefit (provision)                               796        (510)      (286)            0            388
                                                       ---------    --------    -------    ----------     ----------
Net income (loss)                                      $  (1,902)   $    687    $   428    $   (1,073)    $     (926)
                                                       =========    ========    =======    ==========     ==========

Basic and diluted earnings (loss) per common share     $   (1.73)   $   0.62    $  0.39    $    (0.97)    $    (0.84)
                                                       =========    ========    =======    ==========     ==========
Weighted average common shares
 outstanding, basic and diluted                            1,100       1,100      1,100         1,100          1,100
                                                       =========    ========    =======    ==========     ==========

At year-end
  Total assets                                         $  10,734    $ 13,413    $ 9,066    $    8,291     $   11,609
                                                       =========    ========    =======    ==========     ==========
  Stockholders' equity                                 $   5,351    $  6,640    $ 4,765    $    4,283     $    7,414
                                                       =========    ========    =======    ==========     ==========


See accompanying notes to consolidated financial statements.


The following table sets forth a summarization of the capitalization of the Company as of June 30, 2001, on an actual and as adjusted basis. The as adjusted information is presented to reflect this offering of our common stock. Please see the table and discussion under the heading "Capitalization" below.



              -----------------------------------------------------------
                                                                   As
                                                  Actual        Adjusted
              -----------------------------------------------------------
              Long term debt                  $       --    $          --
              -----------------------------------------------------------
              Stockholder's equity:                   11               14
              -----------------------------------------------------------
              Additional paid in capital           6,132            7,032
              -----------------------------------------------------------
              Retained earnings (deficit)         (1,860)          (1,860)
              -----------------------------------------------------------
              Total stockholder's equity           4,283            5,186
              -----------------------------------------------------------
              Total Capitalization            $    4,283    $       5,186
              -----------------------------------------------------------


                                 RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider each of the risks and uncertainties described in this section and all of the other information in this prospectus before deciding to invest in our common stock. Our business, financial condition and results of operations could be severely harmed by any of the following risks. The trading price of our common stock could decline if any of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock.


We incurred a loss last year and may not return to profitability in the future


Although we have been profitable in prior years, we incurred a net loss of approximately $1.9 million during the year ended December 31, 2000, and an additional loss of approximately $1.1 million during the first half of this year. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.





Since the price you will pay for our common stock in this offering was not established in a competitive market or by reference to expert advice, the subsequent market price could be lower.


Prior to this offering, there has been no public market for our common stock. If you exercise your rights in this offering and purchase shares of our common stock, you will pay a price that was not established in a competitive market. The subscription price was determined by the board of directors of Group and our board of directors without the assistance of any outside expert. In particular, advice of an investment banking firm or others who might be expert in the field of valuing our business was not obtained. As a result, there is significant risk that the subscription price may not be indicative of the actual value of our common stock and may bear no relationship to the price at which our common stock will trade after completion of this offering. As a result, you may be unable to sell your stock at or above the price you paid for it.


We may be unable to obtain the necessary funding to operate, expand or improve our business


As of the end of calendar years 2000, 1999 and 1998, we had negative working capital of approximately $459,000, $226,000 and $144,000, respectively. As of June 30, 2001, we had negative working capital of $1,436,000. Although we anticipate proceeds from this offering of $900,000, we may need to raise additional capital to fund our operations in the future. Additional financing, if available, might impose undesirable terms. For example, if we needed to raise additional funds, but could do so only by issuing equity securities at a time when our stock price was low, we would be forced to weigh the benefits of such funding against the dilution that would result to our shareholders. If adequate funding is not available on acceptable terms, we may be forced to delay, reduce the scope of, or eliminate operations and/or our marketing and sales efforts, and any of these actions could have a material adverse effect on our financial condition and business operations.


Our assets are at risk in the event we do not pay our line of credit obligations to American Commercial Finance Co.

We have pledged substantially all of our assets to American Commercial Finance Co. ("ACFC") to secure our obligations under our line of credit. In the event we do not pay the line of credit as it comes due, ACFC as a secured creditor would have the ability to sell all of our assets in a public or private sale. Additionally, the ACFC line of credit is a "demand" loan facility and may be called due at any time by ACFC in their sole discretion. Accordingly, in the event ACFC makes such demand, it may not be possible for the Company to arrange for alternate source of funding to payoff the ACFC line. In such a case, ACFC could exercise its rights as a secured creditor.

Competition from both established competitors and new entrants to this market could result in price reductions, reduced profitability and loss of current or future clients

The markets we serve are intensely competitive, which could result in price reductions, reduced profitability and the loss of current or future clients. Many of our competitors have longer operating histories, broader client bases, greater financial, technical, marketing and public relations resources, and greater name recognition than we have. These advantages have allowed, and may increasingly allow, our competitors to dominate our market and utilize pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives to our competitive disadvantage.

Our direct competitors include Accenture, IBM, Deloitte & Touche, Electronic Data Systems, KPMG, Hewlett-Packard, First Consulting Group, LakeWest Group and numerous others. In addition, there are low barriers to entry into our business because the capital costs to provide information technology services are relatively low. We do not own any technologies that preclude or inhibit competitors from entering our industry. Therefore, we expect to continue to face additional competition from new entrants into our industry.

We may be exposed to financial risks when providing fee caps on projects we undertake for clients.


It is likely, in the competitive environment of our industry, that we will from time to time enter into fixed fee or other agreements that expose us to risk if we are unable to complete a project within an expected cost structure. If we encounter unexpected difficulties or are unable, contractually or otherwise, to obtain fee adjustments when the scope of the work is greater or more expensive than originally anticipated, our costs may rise and thereby reduce or even create negative profit margins on a particular project.

We may not be able to manage our growth effectively

Our long-term success will depend in part on our ability to manage growth. If we are unable to hire a sufficient number of employees with the appropriate levels of experience to effectively manage our growth, our business, financial condition, and results of operations could be materially and adversely affected.

If we fail to perform adequately on a project, we could be sued, suffer damage to our reputation and have difficulty attracting new business

Our projects are complex and sometimes involve critical operations of our clients' businesses. Although our contracts generally limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover large claims, or the insurer may disclaim coverage as to any future claim. Moreover, if we fail or are unable to meet our clients' expectations, our reputation will be damaged and our opportunity to acquire additional business from that client, and other clients aware of the failure, could be reduced.

We may be liable for legal violations committed by consultants we employ

Technical services firms face legal uncertainties, including the extent of liability for violations of employment and discrimination laws. Our liability can include violations of employment and discrimination laws committed by consultants we provide to our clients, and for their grossly negligent or willfully wrongful job performance. We believe we comply in all material respects with applicable rules, regulations, and licensing requirements, but do not have total control of our personnel, and may suffer losses in the event that our personnel commit violations of laws for which we can not obtain insurance or are uninsured or underinsured.

After one year we will have a significant number of shares of common stock that can be issued upon conversion of our preferred stock, or the exercise of outstanding options, and issuance and sale of those shares could adversely impact the price of our common stock and our ability to obtain additional funding

In an effort to limit the downward price pressure that such convertible securities can exert on the market price for our common stock, we have imposed agreements on holders of certain of our convertible securities that in certain cases require them not to sell the common stock acquired upon exercise of their convertible securities for one year from the closing date of this offering. These agreements, however, provide no protection beyond that one year "lock-up" period, and it is likely that the downward pressure on the market price of our common stock will become apparent as of the first anniversary of the closing of this offering.

Group could own a portion of our common stock after the offering, and may, consequently, control stockholder actions and/or vote its shares in ways in which you disagree.


Although all of Group's shares of our common stock are being offered for sale pursuant to this offering, if less than all of those shares are purchased Group will continue to own the remainder. It is not clear how many of our shares will be purchased from Group in this offering, but it is possible that Group will continue to own a substantial percentage of our Company after the offering. If Group owns a large percentage of our common stock after the offering, it will be in a position to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. It would also be able to block an unsolicited tender offer. Accordingly, this concentration of ownership could delay or prevent a third party from acquiring control of our Company at a premium over the then-current market price of our common stock.

The market for lower-priced securities has suffered in recent years from patterns of fraud and abuse and is regulated in a manner that may negatively impact the market for our common stock

Unless and until our common stock attains a price per share of $5.00 or more, our common stock will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell our securities to persons other than established clients or accredited investors. For purposes of this rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our common stock and also may affect the ability of our current stockholders to sell their securities in the market. In addition, the Securities and Exchange Commission has adopted a number of other rules to regulate "penny stocks." Depending on the trading price of our common stock, our common stock may constitute a "penny stock" within the meaning of those rules, which could further affect the ability of investors in this offering to sell our securities in the market.


In the event our common stock does not qualify for listing on the Nasdaq SmallCap market, shareholders should also be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We can provide no assurance that such tactics will not be employed in connection with the market for our common stock.


If a sufficient number of rights holders do not participate in this offering, our stock may not qualify for listing on the Nasdaq SmallCap Market

The Nasdaq imposes certain requirements for the listing of our common stock on the SmallCap Market, including requirements relating to the number of holders of our stock. Under these requirements, if fewer than 1,250,000 shares of our common stock are purchased in this offering, or we have fewer than 300 round lot holders of our common stock upon conclusion of the offering, our shares will not qualify for listing on the Nasdaq SmallCap Market. In such circumstances, and although it is likely that the common stock would qualify for listing on the Nasdaq Over The Counter Bulletin Board market under the same symbol, that market is subject to substantially less regulation, therefore increasing the concerns described in the preceding risk factor.


We have never paid and do not currently intend to pay dividends.

We intend to retain any future earnings to finance our growth. In addition, dividends on common stock are subject to the preferences for dividends on the preferred stock. Any future dividends will depend upon our earnings, if any, our financial requirements, and other factors.

A limited market for our common stock may negatively affect the market price and liquidity

We believe that after this offering, our common stock will be eligible to be traded in the Nasdaq SmallCap Market. However, we cannot assure you that there will be a market to sell your shares. In addition, in the event we have less than 300 shareholders, it is highly unlikely that an active and liquid trading market for our common stock will develop or continue. The number of active buyers and sellers for our common stock at any particular time may be limited. As a result, you may be unable to sell any of your shares on short notice and you should not view our common stock as a short-term investment. In addition, the sale of a large number of shares at one time could temporarily depress the market price of our common stock. There may also be a wide spread between the bid and ask prices for our common stock. You should consider the possibility that you may not be able to easily sell the common stock.




There must be a current state blue sky registration for you to exercise your rights and sell your shares. We cannot guarantee that we will be able to effect any required blue sky registration or qualification

You will have the right to exercise your rights to purchase shares of our common stock only if the shares have been qualified for sale under the laws of the state where you reside, or if the shares fall within an exemption from registration. We will not knowingly sell shares to holders of Group common stock in jurisdictions in which such sales are not registered or otherwise qualified for sale or exempt from registration. However, there is a risk that purchasers may buy the shares of our common stock in the after-market or may move to jurisdictions in which the common stock underlying the rights in this offering are not registered, qualified or exempt. We cannot guarantee that we will be able to effect any require blue sky registration or qualification.

                          FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue" or other similar words, and include statements as to the intent, belief, or current expectations of Netplex and our directors, officers, and management with respect to future operations, performance or position of Netplex or which contain other "forward-looking" information. These forward-looking statements are predictions and are based on current information and expectation, and we assume no obligation to update these statements. When considering the forward-looking statements in this prospectus, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated in this prospectus by reference. The risk factors noted in this prospectus and the other factors noted throughout this prospectus and the documents that we incorporate by reference, including certain known and unknown risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                USE OF PROCEEDS

The net proceeds to us from this offering are anticipated to be $900,000, unless fewer than 250,000 shares of our common stock are sold in the offering, in which case we will receive all of the proceeds, less commissions, of the offering. We will not receive any proceeds from the sale of our common stock by Group. We will use all of the net proceeds from this offering for our general working capital needs. The costs of this offering are being borne by Group.




              DISTRIBUTION OF RIGHTS AND SUBSCRIPTION PROCEDURES

Why We Are Selling Shares Through A Rights Offering

We have agreed with Group to make a rights offering to Group's security holders. Although a rights offering is essentially an initial public offering directed first to Group shareholders, we believe that the rights offering provides several advantages over a traditional initial public offering. We believe that this type of offering gives us the opportunity to offer our common stock to investors who, as Group shareholders, already have some knowledge of our business. It also gives us the ability to distribute the securities to a broader, more stable shareholder base than might otherwise be available in the context of a standard initial public offering, and allows us to avoid costly underwriting discounts and commissions. In addition, Group prefers the rights offering to a traditional initial public offering because it affords its shareholders the opportunity to purchase shares of our common stock at the initial offering price.

We and Group's respective board's of directors determined the exercise price of the rights. In making this determination, we considered such factors as our future prospects and historical financial data, our industry in general and our position in the industry; market valuations of the securities of companies engaged in activities similar to ours; and other factors.

Determination of Offering Price




The Board of Directors of the company determined the $5,400,000 offering price by conducting a market comparable analysis. This analysis considered the financial information of Group and the Company in conjunction with other relevant information and data including:

     .  Group's market capitalization, capital structure and enterprise value;
     .  The Company's capital structure and enterprise value;
     . Historical and current operating data for the Company with emphasis on revenue, gross margin, service and product mix, revenue pet consultant, and Earnings Before Interest Taxes, Depreciation and Amortization (EBITDA);
     . Comparative, statistical analysis of the average operating performance metrics of companies in similar businesses with the company (peer group) which have publicly traded common stock and are typical of companies included in the Company's industry categories, information technology service providers with subsets of application developers and outsourcers.

Based upon this analysis, the Board of Directors found:

     . That many of the Company's operating performance metrics where better than the average of the application developers' category and worse than the average of the outsourcers' category.
     . The Company is significantly smaller than the average of its entire peer comparison group, but has gross margin performance better than most.
     . The Company should be valued more than application developers and less than outsourcers.
     . The operating performance metric that would most closely correlate with valuation is "service revenue per consultant". The annual "service revenue per consultant" metric used for the Company was $184,000 versus the same metric for application developers of $146,950 and for outsourcers of $193,300.

Therefore, the Board of Directors in consideration of the above factors, concluded that the aggregate fair market value of the common stock was approximately $5,400,000.


What You Can Do With Your Rights

You may purchase one share of our common stock for each right you receive, or you may transfer your rights. However, you may not exercise rights for fewer than 100 shares of common stock. If you hold Group common shares in multiple accounts, you must meet the minimum purchase requirement for each account, and for each subscription. You may, however, consolidate your rights into one account. In the alternative, you can transfer your rights to someone else in a private transaction or you can do nothing, as there is no penalty for not exercising your rights.

When You Can Exercise Your Rights


You can exercise your rights at any time after receipt and until the earlier to occur of Group's receipt of acceptable subscriptions for all of our common stock being offered hereby or 5:00 p.m., Washington, D.C. time, on October 19, 2001.


How You Can Transfer Your Rights


You may transfer all or a portion of your rights to another person by properly endorsing the certificate for transfer, having your signature guaranteed by a bank or securities brokerage, and delivering your rights certificate (together with instructions to reissue the rights you want to transfer in the name of the person receiving the rights) to our transfer agent American Stock Transfer and Trust Company ("AST") (at the addresses set forth below). A rights certificate for the transferred rights will be issued to your transferee, and a certificate for the balance, if any, will be issued to you if it is feasible to do so before the end of the offering.


While the rights are transferable, we do not believe that a market for the rights will develop because the rights do not have perceptible value. Accordingly, the rights will not likely trade on any exchange, and it is unlikely that any persons will make a market in the rights.


If you have any questions regarding the transfer of rights, you should contact our information agent Innisfree M & A, Inc. at the address set forth below.



Please note that any transfer of rights must be accomplished in reliance on an exemption from registration under the Securities Act of 1933, as amended.


Subscription Rights

Your rights entitle you to the basic subscription right and the over-subscription right.

Basic Subscription Rights.

Each right includes a basic subscription right entitling you to purchase one share of our common stock for each right held at a subscription price of $4.00 in cash per share of our common stock. You are entitled to subscribe for all or any portion of the shares of our common in minimum increments of 100 shares.


Over-subscription Right. If you elect to purchase all of the shares of our common stock which you are entitled to purchase under your basic subscription rights, you will also have an over-subscription right to subscribe for additional shares of our common stock, if any, that are not purchased by other holders of rights under their basic subscription rights as of the expiration date. Although you are not limited in the number of shares you can elect to over-subscribe for, your ability to purchase the number of shares which you wish to purchase in the exercise of your over-subscription right will depend on the availability of such shares. We cannot provide any assurance that sufficient shares will be available to satisfy your request in whole or in part. If, however, the number of shares of our common stock remaining unsold after holders have exercised their basic subscription rights is sufficient to satisfy in full all subscriptions submitted for additional shares, we will allocate the shares according to the subscriptions submitted. Shares of our common stock purchased through your over-subscription right must be purchased at the subscription price.

Proration of Over-subscription Rights. If the number of shares of our common stock remaining unsold after holders have exercised their basic subscription rights is not sufficient to satisfy in full all subscriptions submitted for additional shares, we will allocate the available shares among all holders who exercise their over-subscription right, based on the number of shares of Group common stock they hold (or could have held upon conversion of your preferred stock, if any) as of the record date as a percentage of the aggregate number of shares of common stock of Group owned (or which could have been owned) by the holders who participate in the additional subscription as of such date. If the amount of shares allocated to a holder in accordance with this allocation method exceeds the amount subscribed for by that holder through the exercise of its over-subscription right, we will allocate the excess (one or more times as necessary) among those holders whose subscriptions are not fully satisfied on the same principle, until all available shares of our common stock have been allocated or all exercises of over-subscription rights satisfied. In the case of rights exercised by a nominee for a beneficial owner, the allocation described above will be based upon the number of shares of Group common stock held by the beneficial owner as of the record date.

Full Exercise of Basic Subscription Rights. You may exercise your over-subscription right only if you exercise your basic subscription rights in full by electing to purchase all of the shares of common stock which you are entitled to purchase under your basic subscription rights. To determine if you have fully exercised your basic subscription rights, we will consider only the basic subscription rights held by you in the same capacity. For example, suppose that you were granted rights for shares of our common stock which you own individually and shares of our common stock which you own collectively with your spouse. If you wish to exercise your over-subscription right with respect to the rights you own individually, but not with respect to the rights you own collectively with your spouse, you only need to fully exercise your basic subscription rights with respect to your individually owned rights. You do not have to subscribe for any shares under the basic subscription rights owned collectively with your spouse to exercise your individual over-subscription right.

When you complete the portion of your subscription certificate to exercise your over-subscription right, you will be representing and certifying that you have fully exercised your basic subscription rights as to shares of our common stock which you hold in that capacity. You must exercise your over-subscription right at the same time you exercise your basic subscription rights in full.

If you own shares of our common stock through your bank, broker or other nominee holder who will exercise your subscription right on your behalf, the bank, broker or other nominee holder will be required to certify to us and to the subscription agent the following information:

 . the number of shares of Group common stock held on your behalf on the record date;
 . the number of rights exercised under your basic subscription rights;
 . that your basic subscription rights held in the same capacity have been exercised in full; and
 . the number of shares subscribed for under your over-subscription right.

Your bank, broker or other nominee holder may also disclose to us other information received from you.

How You Can Exercise Your Rights


You may exercise your rights by completing and signing the "Election to Purchase" form that appears on the back of each rights certificate. You must send the completed and signed certificate, along with payment in full of the exercise price for all shares that you wish to purchase, to AST.

We suggest, for your protection, that you deliver your rights to AST by an insured, overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should mail or deliver your rights and payment for the exercise price to AST as follows:


By Mail:            By Hand:            By Overnight Courier:

_____________       _____________       _____________________
_____________       _____________       _____________________
_____________       _____________       _____________________


You must pay the exercise price in U.S. dollars by check, bank check, money order or other negotiable instrument payable to the "Netplex Escrow Account". Your remittance will be submitted for payment, and upon clearing, your payment will be held in escrow by State Street Bank and Trust Company, who will serve as the escrow agent of the Netplex Escrow Account. Provided that your payment clears prior to the earlier to occur of October 19, 2001 or such earlier time as acceptable subscriptions for all of the common stock being offered hereby have been received, your subscription will be accepted.

If your subscription is accepted, our transfer agent will issue a certificate to you representing the common stock purchased through exercise of the rights promptly after closing of the offering, and in no event later than October 19, 2001. Until that date, the escrow agent will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us or Group until the shares of common stock have been issued.

     If you are a broker, a trustee or a depositary for securities who held shares of Group common stock for the account of others on July 16, 2001, the record date for this offering, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificates and submit them to the subscription agent with the proper payment. If you hold shares of Group common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of Group common stock on the record date for this offering, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification" which we will provide to you with your offering materials.


Group will decide all questions as to the validity, form, eligibility (including times of receipt, beneficial ownership and compliance with exercise requirements), and the acceptance of subscription forms and the exercise price will be determined by Group. Group will not accept any alternative, conditional or contingent subscriptions. Group reserves the absolute right to reject any subscriptions not properly submitted. In addition, Group may reject any subscription if the acceptance of the subscription would be unlawful. Group also may waive any irregularities (or conditions) in a subscription for shares of common stock, and Group's interpretations of the terms (and conditions) of the rights offering shall be final and binding.

It is not anticipated that Group will give notice to you of any defects in your subscription, if any, but Group reserves the right to do so, and to condition the re-submission of your subscription upon such conditions as Group deems necessary or appropriate under the circumstances. Under no circumstance, however, will Group be obligated to give you notification of defects in your subscription. No exercise of rights will be accepted until all defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by Innisfree M & A,Inc.


Soliciting Brokers

We are paying a ten (10%) percent commission to all brokers who solicit the exercise of rights for the purchases of our common stock from customers who hold shares of Group's common stock in the name of such brokers. This commission will be payable on the closing of this offering.


Information Agent


     Innisfree M & A will act as our Information agent to accept exercises of subscription rights for this offering.






     Any questions or requests for assistance concerning the method of subscribing for shares of our common stock or for additional copies of this prospectus or the Instructions as to Use of the Subscription Certificates can be directed to the Information Agent at the address specified above or at the following telephone number--1-800-___-____.



     We will pay the Information agent fees and expenses of up to $____________.


     Innisfree M & A has not been retained to provide, and has not provided, any financial advisory services to us in connection with this offering and is not acting as an underwriter with respect to this offering. Innisfree M & A does not make any recommendation to you or any other person as to whether you should exercise your rights to purchase common stock.

Purchase of Shares By Executive Officers. Expected Exercise And Transfer Of Rights By Our Executive Officers; Lock-Up Agreements


Gene Zaino, our Chairman and the Chairman and Chief Executive Officer of Group, has purchased 25,000 shares of our common stock at a purchase price of $4.00 per share. In addition, Mr. Zaino may transfer most of his rights to certain of our employees, employees of Group or other persons as he may choose. These shares are unregistered and may not be sold except pursuant to a new registration statement or in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended.



Peter Russo, our Chief Financial Officer and the Chief Financial Officer of Group, has purchased 10,000 shares of our common stock at a purchase price of $4.00 per share. These shares are unregistered and may not be sold except pursuant to a new registration statement or in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended.





All Group or our executive employees and directors who acquire shares of our common stock prior to the Rights Offering or through the exercise of rights have agreed to enter into a "lock-up" agreement whereby they agree not to sell or otherwise dispose of our shares of common stock in the public markets for a period of 180 days after this Registration Statement has become effective.

What Happens To The Unsubscribed Shares

To the extent that any unsubscribed shares offered by Group remain unsold, Group will retain all of such shares. To the extent any unsubscribed shares offered by us remain unsold, such shares shall revert to treasury stock. We intend to supplement the Prospectus after the rights exercise period is over to set forth the results of the rights offering and the number of unsubscribed shares which will be continue to be held by Group.

What Happens If The Rights Offering Is Cancelled

At any time Group will have the right to cancel the rights offering. If you exercise rights and the rights offering is cancelled, the escrow agent will promptly return to you, without interest, any payment received in respect of the exercise price, and you will not receive any shares of our common stock. As described above, the escrowed funds will be held at State Street Bank & Trust Company, Boston, Massachusetts.

Other Matters

     We are not making this offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from holders of rights who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of this offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of this offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions, you will not be eligible to participate in this offering.

     We will not be required to issue shares of our common stock in this offering to any holder of Group common stock who would be prohibited by any state or federal regulatory authority from owning such shares. We will make any such shares available to satisfy the exercise of over-subscription rights.

     In addition, no information is provided herein with respect to the tax consequences of the rights offering under applicable foreign, state or local laws. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE RIGHTS OFFERING TO YOU, INCLUDING THE EFFECTS OF STATE, LOCAL AND FOREIGN TAX LAWS.


Underwriting

     Group reserves the right to cancel the rights offering at any time before the expiration. We are offering our common stock on a "best efforts" basis, which means that there is no minimum number of shares of common stock that we must sell in order to complete the rights offering. We may be unable to sell any or all of the common stock we are offering. Group Stockholders who do not participate in the rights offering will continue to own the same number of shares in Group, but will not own any part of Netplex Systems, Inc.


                        FEDERAL INCOME TAX CONSEQUENCES

It is the opinion of our counsel, Gadsby Hannah LLP, that, under current interpretations of case law, the Code, applicable regulations thereunder, and the assumptions stated below, there will be no federal income tax consequences applicable to holders of shares of Group common stock receiving rights in the offering.

The following is the substance of the opinion of our counsel as to the material consequences under the Internal Revenue Code of 1986, as amended (the "Code") affecting persons receiving, exercising or not exercising rights in this offering. Because of the complexity of the provisions of the Code, and because tax consequences may vary depending upon the your particular circumstances, you should consult your own tax advisor concerning your individual tax situation, the tax consequences of the offering under the Code and the tax consequences of applicable state, local or foreign tax laws.

Distribution Of Rights To Holders Of Group Shares

The rights, representing the right to acquire shares of common stock in the Company, can be considered "property" within the meaning of Section 317(a) of the Code.

The federal income tax consequences of a distribution of the rights by the Company to holders of shares of Group common stock, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of shares of Group common stock will be deemed to have received a distribution from Group, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the rights, as of the date of distribution, (ii) each corporate holder of shares of Group common stock (other than foreign corporations and S corporations) will be deemed to have received a distribution from Group (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the rights, as of the date of distribution; and (iii) the tax basis of the rights in the hands of each holder (whether corporate or noncorporate) of shares of Group common stock will be equal to the fair market value (if any) of the rights as of the date of distribution. Because of the predominantly factual nature of determining the fair market value, if any, of the rights, Gadsby Hannah LLP has expressed no opinion with respect to the fair market value of the rights.

Assuming the accuracy of Group's Board of Directors' decision that the per share value of our Common Shares approximates the exercise price of the rights, which implies that the rights should have no value for federal income tax purposes, such a distribution of property will not result in the realization of income by any holder of Group's common stock. However, the Internal Revenue Service is not bound by this determination. See "The Offering - Why We are Selling Shares Through a Rights Offering."

Exercise Of Rights

Holders of rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the rights. A holder of rights who receives shares of common stock upon the exercise of the rights will acquire a tax basis in such shares equal to the sum of the exercise price paid under the offering and the tax basis (if any) of the rights.

Transfer Of Rights

The transferable nature of the rights will permit a holder of rights to transfer the rights prior to exercise. Pursuant to Section 1234 of the Code, a rights holder who sells rights prior to exercise will be entitled to treat the difference between the amount received for the rights and the adjusted tax basis (if any) of the holder of rights in the rights as a short-term capital gain or capital loss, as the case may be, provided that common stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the rights will have been held for less than one year.

Non-Exercise Of Rights

The income tax treatment applicable to holders of rights who fail to exercise or transfer their rights prior to the Expiration Date also is set forth in Section 1234 of the Code. Holders of rights who allow their rights to lapse are deemed under the Code to have sold their rights on the date on which the rights expire. Since upon such lapse no consideration will be received by a holder of rights, and since the rights will have been held for less than one year, a short-term capital loss equal to the tax basis (if any) in the rights will be sustained by the holder on such lapse, provided that common stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him.

                                DIVIDEND POLICY

We do not anticipate paying dividends to our stockholders at any time in the foreseeable future. We intend to retain earnings, if any, for reinvestment in the business and growth of the company's operations.

                                CAPITALIZATION

The following table sets forth the total capitalization of the Company as of June 30, 2001, actual, proforma and as adjusted. The proforma information is presented to reflect our issuance of Class A and Class B Preferred Stock in July 2001. The as adjusted information is presented to reflect the following:


 .  the sale by Group in this Rights Offering of 1,100,000 shares; and

 .  the sale by us in this Rights Offering of 250,000 shares.

                                                                    Actual          Pro Forma        As Adjusted
                                                                ------------     -------------     -------------
     Long term debt                                             $         --     $         --      $         --
                                                                ------------     -------------     -------------

     Stockholder's equity:
     Preferred Stock:
      Class A,  $0.01 par value, 1,000 shares authorized,
       no shares issued and outstanding on June 30, 2001
       and 1,000 shares issued and outstanding pro forma and
       as adjusted, respectively                                          --                 0                 0
      Class B,  $0.01 par value, 3,750 shares authorized,
       no shares issued and outstanding on June 30, 2001 and
       3,200 shares issued and outstanding, pro forma and as
       adjusted, respectively                                             --                 0                 0
     Common Stock: $0.01 par value, 20,000,000 shares
        authorized, 1,100,000 shares, 1,100,000 shares and
        1,350,000 shares issued and outstanding at June 30,
        2001, pro forma and as adjusted, respectively                     11                11                14
     Additional paid in capital                                        6,132             6,132             7,032
     Retained earnings (deficit)                                      (1,860)           (1,860)           (1,860)
                                                                ------------     -------------     -------------
          Total stockholder's equity                                   4,283             4,283             5,186
                                                                ------------     -------------     -------------
          Total Capitalization                                  $      4,283     $       4,283     $       5,186
                                                                ============     =============     =============



                              SELLING SHAREHOLDER

The following table sets forth certain information regarding beneficial ownership of our common stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby by us and Group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock.

      Name of Selling           Number of Shares Beneficially       Number of Shares     Shares Beneficially Owned
      ---------------
      Security Holder            Owned Prior to Offering (1)         Offered Hereby          After Offering (2)
      ---------------            ---------------------------         --------------          ------------------
The Netplex Group, Inc. (3)               1,100,000                     1,100,000                    0

(1) Unless otherwise indicated in this section of the prospectus, the selling shareholder has sole voting power and investment power with respect to all shares listed as owned by such selling shareholder.
(2) Assumes that the Group, the selling shareholder sells all of the shares offered in this offering.
(3) The Netplex Group, Inc., a New York corporation is not a registered broker-dealer.

                            SELECTED FINANCIAL DATA


We present below selected financial data for our company. The summary historical data set forth below for the years ended December 31, 2000, 1999 and 1998 have been derived from our audited financial statements that are included elsewhere in this prospectus. While the Company was formed in 1986, operations were not commenced until 1998. Therefore, operating data for 1996 and 1997 has not been included herein. The following selected consolidated financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus.



                                                                                                            Unaudited
                                                                                                          6 months ended
                                                                  Year ended December 31                     June 30,
                                                         ---------------------------------------     -------------------------
                                                            2000           1999          1998           2001           2000
                                                         ----------     ----------     ---------     ----------     ----------
                                                                      (amounts in thousands, except per share data)
Revenues:
  Services - unaffiliated customers                      $   14,859     $   14,801     $   6,147     $    6,574     $    7,219
  Services - related party                                    1,442            920            --             --          1,077
  Products                                                   11,013         15,289         2,616          4,913          6,249
                                                         ----------     ----------     ---------     ----------     ----------
                                                             27,314         31,010         8,763         11,487         14,545
                                                         ----------     ----------     ---------     ----------     ----------
Cost of revenues:
  Services                                                    8,848          8,244         3,013          3,272          4,663
  Products                                                    8,304         12,156         2,217          3,623          4,456
                                                         ----------     ----------     ---------     ----------     ----------
                                                             17,152         20,400         5,230          6,895          9,119
                                                         ----------     ----------     ---------     ----------     ----------
Gross profit:
  Services                                                    7,453          7,477         3,134          3,302          3,633
  Products                                                    2,709          3,133           399          1,290          1,793
                                                         ----------     ----------     ---------     ----------     ----------
                                                             10,162         10,610         3,533          4,592          5,426

Selling, general and administrative                          10,665          7,645         2,241          4,697          5,505
Acquired in-process technology                                   --             --           250             --             --
Corporate expense allocation from parent                      1,913          1,378           268            869          1,124
                                                         ----------     ----------     ---------     ----------     ----------
Operating income (loss)                                      (2,416)         1,587           774           (198)        (1,203)

Interest expense                                                282            390            60             99            111
                                                         ----------     ----------     ---------     ----------     ----------
Income (loss) from operations before income taxes            (2,698)         1,197           714         (1,073)        (1,314)
Income tax benefit (provision)                                  796           (510)         (286)             0            388
                                                         ----------     ----------     ---------     ----------     ----------
Net income (loss)                                        $   (1,902)    $      687     $     428     $   (1,073)    $     (926)
                                                         ==========     ==========     =========     ==========     ==========


Basic and diluted earnings (loss) per common share       $    (1.73)    $     0.62     $    0.39     $    (0.97)    $    (0.84)
                                                         ==========     ==========     =========     ==========     ==========
Weighted average common shares
 outstanding, basic and diluted                               1,100          1,100         1,100          1,100          1,100
                                                         ==========     ==========     =========     ==========     ==========
At year-end
  Total assets                                           $   10,734     $   13,413     $   9,066     $    8,291     $   11,609
                                                         ==========     ==========     =========     ==========     ==========
  Stockholders' equity                                   $    5,351     $    6,640     $   4,765     $    4,283     $    7,414
                                                         ==========     ==========     =========     ==========     ==========

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Forward-Looking Statements."




Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000


Revenue for the six month period ended June 30, 2001, decreased $3.1 million or 21.0% to $11.5 million, compared to $14.5 million for the six month period ended June 30, 2000. Services revenue decreased $1.7 million or 20.8% from the same period in 2000. This decrease primarily resulted from the $1.1 million decrease in web development services the Company provided to another subsidiary of Group, Contractors Resources from the same period in 2000. Product revenue decreased $1.3 million or 21.4% to $4.9 million compared to $6.2 million for the same period in 2000. Product revenue is the result of multiple product orders ranging from a few thousand dollars to orders in excess of $1.0 million. In the six months ended June 30, 2000, the Company had two product contracts that together amounted to approximately $2.0 million. In the period ended June 30, 2001, the Company's product orders included fewer contracts of that magnitude largely due to the down-turned economy whereby companies are hesitating to embark on new systems-related projects.


Gross profit for the six month period ended June 30, 2001 decreased $0.8 million or 15.4% to $4.6 million, compared to $5.4 million for the same period in 2000. Services gross profit for the six month period ended June 30, 2001 decreased $0.3 million or 9.1% to $3.3 million compared to $3.6 million for the same period in 2000. Products gross profit for the six month period ended June 30, 2001 decreased $0.5 million or 28.1% to $1.3 million, compared to $1.8 million for the same period in 2000.


Gross profit margins increased to 40.0% for the six month period ended June 30, 2001 compared to 37.3% for the same period in 2000. Services gross profit margins for the six month period ended June 30, 2001 increased to 50.2% compared to 43.8% in the same period in 2000. This increase reflects the Company's program to realign the number of technical staff to forecasted revenue that commenced in the third quarter of 2000. Products gross profit margin decreased to 26.3% from 28.7% in the same period of 2000. This decrease is primarily attributed to the Company making $2.2 million sales to clients through third party leasing companies in 2000 whereby the Company did not take the risk of loss and thereby recorded the transaction at its net margin on the sale in the amount of $0.6 million.


Selling, general and administrative expenses for the six month period ended June 30, 2001 decreased $0.8 million or 14.7% to $4.7 million from $5.5 million for the same period of 2000. This decrease was primarily attributable to the cost savings resulting from the Company's consolidation of its sales and administrative operations in the third quarter of 2000.


Corporate expense allocation from Group for the six month period ended June 30, 2001 decreased $0.3 million or 22.7% to $0.9 million from $1.1 million for the same period in 2000. This decrease resulted from the decrease in the revenue base on which the corporate allocation is based and the decrease in the administration expenses being allocated.


Operating loss for the six month period ended June 30, 2001 was $1.0 million as compared to $1.2 million for the same period of 2000, an decrease of $0.2 million or 19.0%. The components of this decrease are discussed above.


Interest expense for the six month period ended June 30, 2001 remained relatively unchanged from the same period in 2000.


Income tax benefits for the six month periods ended June 30, 2001 and 2000 were approximately $0 and $388,000, respectively, due to the generation of net losses which offset income tax provisions from previous years.


Net loss for the six month period ended June 30, 2001 was $1.1 million compared to $0.9 million in the same period of 2000, a decrease in net loss of $0.2 million. The components of this decrease are discussed above.

2000 Compared to 1999

Revenue for the year ended December 31, 2000, decreased $3.7 million or 11.9% to $27.3 million, compared to $31.0 million for the year ended December 31, 1999. Services revenue increased $0.5 million or 3.7% from the same period in 1999 resulting primarily from an increase in web development services provided to another subsidiary of Group, Contractor Resources. Product revenue decreased $4.3 million or 28.0%. This decrease resulted from the Company closing a large product sale to one client in the amount of $4.0 million in 1999 that was not repeated in 2000. In addition in the year 2000, the Company's made $2.2 million sales to clients through third party leasing companies whereby the Company did not take the risk of loss and thereby recorded the transaction at its net margin on the sale in the amount of $0.6 million.

Gross profit for the year ended December 31, 2000 decreased $0.4 million or 4.2% to $10.2 million, compared to $10.6 million for the same period in 1999. Services gross profit for the year ended December 31, 2000 remained unchanged from the same period in 1999 while Products gross profit for the year ended December 31, 2000 decreased $0.4 million or 13.5% to $2.7 million, compared to $3.1 million for the same period in 1999.

Overall, gross profit margins increased to 37.2% for the year ended December 31, 2000 compared to 34.2% for the same period in 1999. Services gross profit margins for the year ended December 31, 2000 decreased to 45.7% compared to 47.6% in the same period in 1999. In the third quarter of 1999, the Company began to expand its technical staff to address anticipated growth associated with the e-commerce market. The Company utilized the newly hired technical staff to create proposals and develop libraries of reusable solutions. Consequently, the service margins decreased. In the third quarter of 2000, the Company began a program to realign the levels of its technical staff with its forecasted revenue. As a result of this program the Company reduced its technical staff by 25 positions with base salaries of approximately $1.7 million. Therefore, the Company expects the services gross margin to increase in 2001, however, an increase can not be assured. Products gross profit margin increased to 24.6% from 20.5% in the same period of 1999. This increase is primarily attributed to the Company making $2.2 million sales to clients through third party leasing companies in 2000 whereby the Company did not take the risk of loss and thereby recorded the transaction at its net margin on the sale in the amount of $0.6 million.

Selling, general and administrative expenses for the year ended December 31, 2000 increased $3.0 million or 39.5% to $10.7 million from $7.7 million for the same period of 1999. This increase was primarily attributable to the Company hiring additional sales and administrative staff to accommodate anticipated growth in the business. In the third quarter of 2000, the Company consolidated and streamlined its sales and administrative operations by reducing 12 sales and administrative staff positions with salaries of approximately $0.7 million.


Corporate expense allocation from Group for the year ended December 31, 2000 increased $0.5 million or 38.8% to $1.9 million from $1.4 million in the same period of 1999. This increase reflects higher actual expenses applicable to the Company from its Parent.

Operating loss for the year ended December 31, 2000 was $2.4 million as compared to an operating income of $1.6 million for the same period of 1999, a decline of $4.0 million or 252.2%. The components of this decrease are discussed above.


Interest expense for the year ended December 31, 2000 decreased $0.1 million or 27.7% to $0.3 million from $0.4 million in the same period of 1999. This decrease reflects decreased average borrowings under the Company's line of credit facility during the year ended December 31, 2000.


Income tax benefit for the year ended December 31, 2000 was $0.8 million due to the generation of net losses, which offset income tax provisions from previous years. A provision for income taxes of $0.5 million was required for the year ended December 31, 1999 resulting from the combination of the net operating loss and permanent differences. Any residual unused tax benefits associated with net operating losses have been fully reserved for by a valuation allowance.

Net loss for the year ended December 31, 2000 was $1.9 million compared to a net income of $0.7 million in the same period of 1999, a decrease of $2.6 million. The components of this decrease are discussed above.

1999 Compared to 1998

Revenue for the year ended December 31, 1999 was $31.0 million, an increase of $22.2 million or 253.9% from $8.8 million for the year ended December 31, 1998. This increase includes a $9.6 million or 155.8% increase in Services revenue and a $12.7 million or 484.4% increase in Products revenues. The growth in both Services and Products revenue was primarily attributable to the consolidation of a full year of revenue from acquisitions, which occurred in the second half of 1998.

Gross Profit for the year ended December 31, 1999, increased $7.1 million or 200.3% to $10.6 million as compared to $3.5 million for 1998. This increase includes an increased services gross profit of $4.3 million or 138.6% and an increase in products gross profit of $2.7 million or 685.2%. The increase in the gross profit resulted from a full year of operations of acquired entities.

Selling, general and administrative expenses for the year ended December 31, 1999, increased $5.4 million or 241.1% to $7.6 million from $2.2 million for the same period in 1998. The increase in operating expenses is primarily due to the additional infrastructure expenses associated with the acquired organizations.


Corporate expense allocation from Group for the year ended December 31, 1999, increased $1.1 million or 414.2% to $1.4 million from $0.3 million in the same period of 1998. This increase reflects an additional investment in corporate development capability and infrastructure to support the growth of operations.

Operating income for the year ended December 31, 1999 was a $1.6 million as compared to $0.8 million for the same period of 1998, an increase of $0.8 million or 105.0%. The components of this increase are discussed above.


Interest expense for the year ended December 31, 1999, increased $0.3 million to $0.4 million from $0.1 million for the same period of 1998. This increase is principally due to increased borrowings under the Company's line of credit facility to support growth during the year ended December 31, 1999.


Income tax provision for the year ended December 31, 1999 increased $0.2 million or 78.3% to $0.5 million from $0.3 million in the same period of 1998 due to the decrease in net income.

The net income in 1999 was $0.7 million compared to a net income of $0.4 million in the same period of 1998. The components of this decrease are discussed above.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, the Company had cash and cash equivalents of approximately $5,000. For the year ended December 31, 2000, the Company's cash remained relatively unchanged. As a subsidiary of Group, the Company's working capital requirements have been met by internally generated cash flows from operations, borrowings on the line of credit facility of the Company and its Parent, and cash provided by Group from various sources in the capital markets. In as much as the proposed rights offering will not generate substantial proceeds for use in meeting the Companies working capital needs going forward, the Company may be dependent upon internally generated cashflows, borrowings on its line of credit facility and cash generated from other capital transactions to fund its operations. No assurances can be given that the Company will be able to raise additional capital necessary. Management's plans for generating sufficient internal cash flows include closely managing headcount and utilization of billable professional staff, focused business development and sales efforts which capitalize on the vertical industry expertise of the Company and its capabilities, and managing administrative expenses. Management believes that the cash flows the Company will generate internally as well as borrowings on its credit facility will be sufficient to meet its working capital requirements.

Future Plans

The Company believes that based on its current operating plan, cash generated from operating activities, borrowings on its line of credit facility coupled with its recent equity infusions will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity needs, the Company may seek to increase its line of credit, sell convertible debt or equity securities. However, no assurances can be given that any such additional financing sources will be available on acceptable terms or at all. The sale of additional convertible debt or equity securities could result in dilution to the Company's stockholders. The Company has no current plans, agreements, and commitments and is not engaged in any negotiations with respect to such transactions, except with Group. The proceeds of these equity sales have been used to finance acquisitions and to provide additional working capital.

Sensitivity to Interest Rate Fluctuations

The Company does not believe that there is any material market risk exposure with respect to derivative or other financial instruments. The Company's carries variable rate debt under its line of credit with an interest rate that approximates the market rate.

                                   BUSINESS



Overview


Based in Reston, Va., Netplex Systems, Inc. (sometimes referred to as "we," "us," or the "Company") provides technology consulting and information systems integration services that seek to help clients make the most efficient, cost-effective, and reliable use of their information technology systems. Examples of information systems upon which we commonly base solutions are financial systems, human resources applications, warehouse management packages, Point-of-Sale systems, order processing applications, data networks, infrastructure systems, data storage management platforms, and multi-site communications systems.


We offer three "disciplines" of services--strategy, technology, and security-- through which we seek to support clients through all phases of their information systems' development and implementation. We are also organized into "industry specializations," which are practices that seek to conceptualize and develop solutions by leveraging concentrated expertise within a particular industry. Through our industry specializations, we seek to promote the development of solutions that are most appropriate to our clients' specific business problems.


By coordinating the skills, knowledge, and efforts of our service disciplines and industry specializations, we seek to balance the most appropriate traditional processes and emerging technologies to help clients achieve improved business efficiencies.

Our core consulting and integration services focus on building ongoing business value for a customer base that typically includes corporations with a national or multi-national presence. We seek to become our clients' single-source information systems partner and commonly develop multi-year relationships with clients that entail multiple projects.


Industry Specializations


We consider our industry specializations, introduced above, to be critical to our business model. Although we serve organizations beyond industries in which we specialize, we consider it imperative to thoroughly understand the business dynamics and technology trends of our targeted industries. In doing so, we seek to provide the most appropriate solutions for industry-specific business problems. We believe that establishing this understanding helps us deliver business systems solutions that serve our clients' unique strategic, technological, and information security needs which better enables them to enhance their operations, strengthen client loyalty, and achieve a sustainable competitive advantage.





Our primary industry specialization is in the Retail and Supply Chain ("Retail") industry, which comprises companies that primarily provide goods and services to consumers as well as the processes by which they receive goods from their manufacturers and suppliers. Our Retail industry clients--which commonly include apparel retailers, grocery stores, specialty retailers, music and video outlets, department stores, sporting goods chains, and restaurants--generally comprise national or multi-national chains of 100 or more stores. We seek to provide our Retail clients with end-to-end systems solutions designed to improve their operational efficiencies, enhance processes that improve customer service, and/or pursue new revenue opportunities. We have served Retail businesses with professional systems services since 1985. We believe that we have achieved a noteworthy and respected reputation in the Retail industry and approximately 80% of our Retail clients return to us for multiple projects. We further believe that our expertise within the Retail industry gives us a competitive advantage over many larger national consulting companies.





Description of Services




We seek to maximize the capabilities of our industry specializations with our three service disciplines, which we believe to be applicable to multiple industry specializations. While our Retail industry specialization remains our most prominent, we believe that, as we choose to expand, we have planned our service disciplines so that they will effectively serve other industries as well.


Our service disciplines are:


  . Strategy, through which we seek to leverage our industry knowledge to guide clients toward the most effective use of business practices and systems;

  . Technology, through which we seek to develop, integrate, and implement appropriate information systems and infrastructure;
  . Security, through which we seek to maximize the integrity and minimize the potential threats to clients' information architecture.

We believe that our service disciplines provide the appropriate breadth and quality of services that will accommodate, on a single-source basis, the vast majority technology-related projects.

Service Discipline: Strategy. The services of our Strategy discipline seek to help clients determine the best ways to use technology to maximize their long-term business viability and establish ongoing competitive advantage. Working collaboratively with our clients' executive management, we leverage our industry and technology experience to evaluate new or modified opportunities for building revenues or improving operational efficiencies. The services of our Strategy discipline also seek to help clients define or revise business models designed to take advantage of these opportunities. This discipline also offers the ability to develop the execution plan for bringing the new business models to reality.

Service Discipline: Technology. The services of our Technology discipline seek to design, develop and implement appropriate business systems based either on the plans defined by our Strategy discipline or requirements established elsewhere. This group also helps clients build an effective technology infrastructure and also commonly integrates newly developed systems with clients' existing ("legacy") system. These services are intended to promote the delivery of reliable business systems at a reasonable cost. Further, our Technology discipline seeks to create and/or integrate e-commerce capabilities to clients' Web applications. The services of our Technology discipline also include a formal Client Support Network, through which we closely monitor clients' systems and attempt to resolve system problems as quickly as possible.


Service Discipline: Security. The services of our Security discipline seek to ensure the integrity of clients' information systems and minimize the threat of losing information due to "hacking," theft, or natural disasters. Our Security services include information security strategy solutions, from which we commonly perform vulnerability analyses, test client systems' penetrability, and develop security architectures. We have provided these services both as stand-alone services and as part of projects originating from other Company disciplines.



Acquisition History


We have expanded our experience, industry knowledge, and service deliver capacity through various acquisitions representing an investment of approximately $7.7 million over the last several years. These are outlined below and discussed in more detail in the notes to our financial statements later in this document.


  . Applied Intelligence Group. On October 16, 1998, effective September 1, 1998, we purchased the information technology consulting business of Applied Intelligence Group, Inc. of Oklahoma City ("AIG"), for $5,189,000 in cash, stock and earnout payments. (Additional terms of this acquisition are outlined in the notes to our financial statements.) Through the AIG acquisition, we enhanced our Retail industry expertise, augmented our technical capabilities, and added a partnership with IBM.


  . Dean Liles and Associates. On April 23, 1999, effective April 1, 1999, we purchased the assets of Dean Liles and Associates, Inc, ("DLA") a Dallas, Texas-based information technology strategy consulting practice, for $640,000 of cash and an earnout payment. (Additional terms of this acquisition are outlined in the notes to our financial statements.)
     The DLA acquisition added bandwidth and expertise to our Strategy discipline.


  . Automated Business Systems. On June 18, 1998, effective July 1, 1998, we purchased Automated Business Systems of North Carolina, Inc. and Kellar Technology Group, Inc. (Collectively "ABS") for $1,907,000 in cash, stock and earnout payments. (Additional terms of this acquisition are outlined in the notes to our financial statements.) By acquiring ABS, we added over two decades of systems and technology integration experience and added multiple level of partnerships with Hewlett-Packard.


Market Opportunity


Our market opportunity originates from the need for business strategies and solutions that help organizations most efficiently improve their internal operations and/or competitive advantage.


We believe that there exists a growing trend toward professional services designed to build or augment business systems through emerging technologies. Many of our clients have become participants in this trend by implementing business strategies that combine traditional technologies and practices with those made possible by the Internet. We believe that the vast majority of our business systems services in 2001 and beyond will include a combination of traditional and Web-based systems.


We further believe that businesses wishing to implement complete information systems strategies and solutions often require skill sets and capacity that extend beyond their internal executive, marketing, and Information Systems (IS) staffs. As a result, several of our clients have selected us to provide consulting integration, and technology infrastructure development services intended to help them develop business strategies and/or enable the systems that most efficiently position them for ongoing competitive advantage.


Competition

Despite the significant difficulties many technology services companies experienced during 2000, we remain in a very competitive market. We believe that the most successful participants in this market no longer rely on serving "dot-com" companies to attain revenue growth. Instead, we believe that most have realigned their marketing direction toward larger, more established players within specific vertical markets. We established a primarily industry-centric marketing strategy in 1999 and our revenue from dot-com companies represented less than 10% of our 2000 revenue.

Our competition falls into four general categories, described below. In all cases, many of our competitors have greater resources, greater expertise, or have better access to capital than us. Competitive categories include:

Industry-Specific Solutions Integrators. These companies have expertise in and build solutions exclusively for specific vertical markets. We believe that these companies, like us, attempt to distinguish themselves by developing expertise in a single or relatively few markets, thereby better enabling themselves to compete with larger and more well-funded consulting companies. Industry-specific solutions integrators include Answerthink, LakeWest Group and several smaller companies.


"Big 5" Consulting Firms. Many of the "Big 5" consulting firms (such as Deloitte & Touche, KPMG, and Accenture) feature industry-concentrated practices and offer strategic and technological solutions similar to ours. As a result, we frequently compete against these firms when bidding on projects related to industry specializations. Netplex believes that the success of professional consulting services depends on individuals who deliver these services, coupled with the knowledge base and management processes of the companies with which they work. We believe that we have been successful competing against "Big 5" firms in the past because our clients recognize the depth of our industry knowledge and prefer a relationship with a smaller, more flexible firm that can respond quickly to shifting requirements. Several Netplex associates have previously worked for "Big 5" firms.


Large Systems Integrators. Several prominent companies represent a competitive threat to our business in the areas of systems integration and solution implementation. In some cases, these competitors' integration services complement their hardware and software development efforts, which we believe gives them the appearance of significant expertise in the perception of some potential clients. However, we believe that our experience integrating these vendors' systems positions us to compete favorably and that many clients prefer the attentiveness and value associated with a smaller company. Examples of large systems integrators include Dimension Data, EDS, Hewlett-Packard, and IBM.


Small to Mid-Sized Regional Systems Integrators. Our technology integration services face competition from many small and mid-sized integrators around the U.S. In most cases, these integrators are regional and therefore generally compete with us only within our primary operating locations (Reston, Va.; Oklahoma City, OK,; and Charlotte, N.C.).

Differentiators

We believe that our business has two primary competitive differentiators from its competitors:

Industry Focus: As previously mentioned, we attempt to understand the business dynamics and technology trends of specific industries. As part of our fundamental business strategy, we have established formal practice areas dedicated to serving the unique needs of these markets. As of today, our largest industry specialization is in the Retail industry. We employ approximately 50 full-time billable professionals dedicated to creating Retail - specific solutions and our employees have amassed a cumulative 1,000 person-years of Retail experience.


Single-Source Systems Solutions: We attempt to compete with other companies in our market by providing single-source solutions and developing relationships with clients who seek a provider that can balance multiple strategic and technical disciplines in developing or enhancing business systems. Our single-source end solutions seek to cover clients' business requirements `two dimensionally': from `beginning to end' and from `front to back.' We seek to provide beginning to end services that guide clients from the strategic conception of their business initiatives through application development, deployment, and security assurance. Simultaneously, we seek to serve clients' systems initiatives from front to back; that is, our services are intended to integrate front-end application design with back-end databases and legacy systems, creating a reliable, secure, and high-performing infrastructure.

Clients

Our client base includes large and middle-market firms from various industries.

Our major Retail clients include or have included:

     American Eagle Outfitters            Liverpool Group
     Academy Sports and Outdoors          Macy's
     ALDI                                 The Museum Company
     Baker Shoes                          The Nature Company
     Brinker International                Neiman Marcus
     Cabela's                             Phillips-Van Heusen
     Chanel                               SAKS
     The Christmas Tree Shops             Sport Chalet
     Dick's Sporting Goods                Trans World Entertainment
     Duckwall-ALCO                        Value City Dept. Stores
     Gart Bros. Sporting Goods            Virgin Entertainment Group
     Hancock Fabrics                      Wal-Mart
     Hoover



Major clients from other industries include or have included:

     AOL Time Warner                      A major U.S. Stock Exchange
     American Health Corp.                Oklahoma Christian Univ.
     Baystate Health                      Omni Services
     Blue Cross/Blue Shield of Florida    Oregon State Lottery
     Colonial Pipeline                    U.S. Securities & Exchange Commission
     Fauquier Hospital                    TeleCorp
     Innovex                              TRW
     INOVA                                USinternetworking
     King Pharmaceuticals                 Quintiles


We derived, and believe that we will continue to derive, a significant portion of our revenue from a large number of clients. We recognized revenue from one unaffiliated client constituting 10.7% of revenue 1999. We had no single unaffiliated client that constituted 10% or more of revenue in 1998 or 2000, or the first quarter of 2001.

Growth Strategy

Each of the following growth initiatives requires ample working capital. No assurance can be given that our strategy will be successful.

  . Sustain Growth in Systems Solutions Business. In 2001, we have undertaken several initiatives that are designed to bring exposure to our company and help us promote revenue growth. We have made investments in publicizing our services, strengths, and position in the market through coordinated marketing and public relations initiatives, and we intend to continue to do so during 2001 and beyond. We are also planning to grow our sales staff and our team of billable professionals to accommodate revenue growth.

  . Re-Engage with Existing Client Base. Many of our clients return to us for additional services after our initial engagement with them. In our Retail specialization, this percentage is over 80%. It is critical to our growth that we continue to conduct our client engagements with the same quality and professionalism that we believe drive our current repeat client rate.


  . Develop New Industry Specializations. We also intend to roll out new industry specializations. We believe that the growth of our Retail and Supply Chain specializations stems from our knowledge and experience in these markets. We believe that our industry understanding will enable us to create client solutions that are aligned to the demands of this industry. Consequently, we believe that we must build a core industry competency, either organically or through acquisition, before we formalize any new industry-focused practice

Seasonal Considerations

We are generally not affected by seasonal changes except that only limited services are furnished to Retail clients during the period from the end of November to the end of January.

Backlog

The backlog of our project-based business was approximately $3,300,000 as of July 31, 2001.





Intellectual Property

We do not hold any patents or registered trademarks.

Employees

As of July 15, 2001 we had approximately 75 full-time employees. We believe that our relations with our employees are good.


Properties

We lease approximately 7,000 square feet of space in Reston, Virginia, which is the location of our corporate office. We also lease office space in Charlotte, North Carolina and Edmond, Oklahoma which serve as operating offices of our business. These leases expire on various dates through May 2004.

We believe that the space in our existing facilities is adequate for the foreseeable future to support the growth of our existing operations in the geographic areas in which we currently operate. We expect to expand our operations into new geographic regions in the future and will need to lease additional branch offices to support operations in those regions.

Legal Proceedings

From time to time, we are subject to litigation in the ordinary course of business. The Company is not currently involved in any litigation or proceedings, which if decided against the Company would have a material adverse affect, either individually or in the aggregate.

The principal risks that we insure against are workers' compensation, personal injury, property damage, general liability, and fidelity losses. We maintain insurance in amounts and with coverages and deductibles that management believes are reasonable and prudent.


Continuing Relationship with the Netplex Group, Inc.

Continuing relationship with Group. Group will continue to provide the Company with corporate services. These services include executive management including the office of the Chairman and Chief Financial Officer, financial services including accounting and banking administration, information technology coordination and investor relations support. These services are charged to the Company based upon the terms of an arms length services agreement which has been approved by both the Group's and the Company's Boards' of Directors. Expenses which are related to an activity directly benefiting the Company and paid by Group are charged directly to the Company. Other service activities and expenses which benefit both Group and the Company are allocated based upon a contractual formula using revenue and/or payroll data as the bases for which such expenses are charged to the Company.





                                  MANAGEMENT

Executive Officers, Directors and Key Employees

The following table lists the names and ages of all of our executive officers and directors and the positions and offices held by each individual:


     Name                 Age       Title
     ----                 ---       -----

     Gene Zaino            44       Chairman and Director

     Robert Barcum         52       President and Director

     Richard Goldstein     53       Director

     Steven L. Hanau       56       Director

     Alan Lindauer         61       Director





Gene Zaino has been a director of this Company since August 1995 and became our Chairman in June, 2001. Until becoming Chairman, Mr. Zaino functioned in the capacity of President. Mr. Zaino started his career at KPMG LLP in 1980. He was a founding principal of a subsidiary of Evernet Systems, Inc., which was acquired by Control Data Systems, Inc. in 1993. In January 1994, Mr. Zaino developed the business plan that led to the formation of Group. Mr. Zaino is a graduate of the University of Pennsylvania's Wharton School of Business and is a Certified Public Accountant. Mr. Zaino is also Chairman, President and Chief Executive Officer of Group.


Robert Barcum joined The Netplex Group, Inc. in 1998 when The Netplex Group acquired Applied Intelligence Group (AIG). He served as Netplex's Executive Vice President for 18 months and rejoined as President in 2001. Mr. Barcum began his 30-year career in Management Information Systems for retail organizations. For 17 years, he served as Senior Director of the Information Systems Division of TG&Y Stores.

Richard Goldstein became a director of Group in July 1996. Mr.
Goldstein has been a Partner of Tocci, Goldstein and Company, L.L.P., a New York City-based C.P.A. firm since 1992. Prior to 1992, Mr. Goldstein was a Tax Partner with KPMG LLP. Mr. Goldstein holds a Bachelor of Business Administration in Accounting and Master of Business Administration in Taxation from the City University of New York and is a Certified Public Accountant.



Steven Hanau became a director of Group in July 1998. Mr. Hanau has served as President of Enterprise Services at Wang Global since August 1996. Prior to 1996, Mr. Hanau spent eight years at I-NET, becoming its President of Enterprise Services until Wang Global acquired I-NET. Mr. Hanau spent twenty two years in the U.S. Army, holding high level positions with the Army Chief of Staff and the Office of the Secretary of Defense. In April, 2000, Mr. Hanau joined AppNet as Senior Vice President of e-Business Outsourcing. AppNet provided full service e-business solutions to Enterprises and dot-com companies. AppNet was purchased by Commerce One in September, 2000. Mr. Hanau currently serves as Senior Vice President, Marketplace Services for Commerce One. Commerce One provides B-B e-Marketplace solutions to global enterprises. Mr. Hanau holds a degree from the United States Military Academy and earned advanced degrees in operations research from Stanford University and in business administration from Long Island University.

J. Alan Lindauer became a director of Group in November, 1998. Mr. Lindauer has also been serving as a director of Waterside Capital Corporation since July 1993 and was named as its President and Chief Executive Officer in March 1994. Mr. Lindauer has also served as President of JTL, Inc., since 1986. Also since 1986, Mr. Lindauer has served as a director of Commerce Bank of Virginia. In 1963, Mr. Lindauer started Minute-Man Fuels, which he managed until 1985. Mr. Lindauer holds a Bachelor of Business Administration in Accounting and a Master of Business Administration from Old Dominion University. He is a Certified Management Consultant.


Our Certificate of Incorporation currently authorizes seven directors to be divided into three classes, with each class serving a staggered three-year term. Any additional directorships resulting from an increase in the number of directors are to be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.


Compensation of Directors and Executive Officers

Our Board of Directors are not paid to attend meetings, but receive reimbursement of their expenses. Each non-employee board member receives the grant of a stock options to purchase 15,000 shares of our common stock when he or she is first elected to the Board. Such options awarded to directors are granted under a stock option plan established for the directors.

Summary Compensation Table

The following table sets forth, for the fiscal years indicated, all compensation the Company paid to Gene Zaino, Chief Executive Officer, Robert Barcum, President and Peter J. Russo, Chief Financial Officer. The Company had no other executive officers, whose salary and bonus exceeded $100,000 for the year ended December 31, 2000.

    -------------------------------------------------------------------------------------------------------
                                                                            Long-Term
                                                                          Compensation
                                            Annual Compensation              Awards
    -------------------------------------------------------------------------------------------------------
                                                                           Securities
                                                                           Underlying         All Other
        Name and Principal Position       Fiscal Year     Salary($)          Options         Compensation
    -------------------------------------------------------------------------------------------------------
      Gene Zaino, Chairman, CEO and
        President (1)                        2000          $74,250             --               $3,818
    -------------------------------------------------------------------------------------------------------
                                             1999          $49,659             --               $3,250
    -------------------------------------------------------------------------------------------------------
                                             1998          $15,482             --               $1,650
    -------------------------------------------------------------------------------------------------------
      Robert Barcum (2)                      2000               --             --                   --
    -------------------------------------------------------------------------------------------------------
      Peter J. Russo, Senior Vice-
      President and CFO (3)                  2000          $49,197             --                1,259
    -------------------------------------------------------------------------------------------------------

(1) Mr. Zaino is employed under an employment agreement with Group through June 2002 pursuant to which he is currently paid a base salary of $275,000 per annum. Mr. Zaino's compensation is allocated to Netplex Systems, Inc. as part of a corporate allocation based on the relative volume of the Company's business to that of Group's on a consolidated basis. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively. See discussion of the material terms of this employment agreement under "Employment and Related Agreements" below.


(2) Mr. Barcum is employed under an at will employment agreement with us pursuant to which he is currently paid a base salary of $150,000 per annum plus incentive compensation based upon Company performance criteria. See discussion of the material terms of this employment agreement under "Employment and Related Agreements" below.


(3) Mr. Russo is employed under an employment agreement with Group through January 3, 2002 pursuant to which he is currently paid a base salary of $200,000 per annum. Mr. Russo `s compensation is allocated to Netplex Systems as part of a corporate allocation based on the relative volume of the Company's business to that of Group's on a consolidated basis. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively. See discussion of the material terms of this employment agreement under "Employment and Related Agreements" below.


Aggregated Option Exercises and Fiscal Year-end Option Values

    --------------------------------------------------------------------------------------------------------------
                       Shares                      Number of Securities Under-lying       Value of Unexercised
                    Acquired on        Value            Unexercised Options at          In-The-Money Options at
                    Exercise (#)   Realized ($)          ____________, 2001               _____________, 2001
    --------------------------------------------------------------------------------------------------------------
    Name                                             Exercisable     Unexercisable    Exercisable   Unexercisable
    --------------------------------------------------------------------------------------------------------------
    Gene Zaino                --              --              --           250,000             --              --
    --------------------------------------------------------------------------------------------------------------
    Robert Barcum             --              --              --           125,000             --              --
    --------------------------------------------------------------------------------------------------------------
    Peter J. Russo            --              --              --           130,000             --              --
    --------------------------------------------------------------------------------------------------------------

Employees Stock Option Plan

The Company's Board of Director's approved the grant of 1,201,000 incentive stock options at the offering price.

-------------------------------------------------------------------------------
                            Grants           Term        Price       Vesting
-------------------------------------------------------------------------------
Employee Options           1,201,000       10 years      $4.00      3 years/1/
-------------------------------------------------------------------------------
  /1/25% vest on January 1, 2002, the remainder vest evenly over the next three grant date anniversaries. 768,500 options vest 100% upon change of control of the Company.


Employment and Related Agreements

Our President, Robert Barcum is employed under an at will employment agreement with us pursuant to which he is currently paid a base salary of $150,000 per annum plus an annual bonus granted at the sole discretion of the our Board of Directors, based upon our financial and operating performance. In addition, pursuant to his employment agreement, Mr. Barcum is entitled to receive a lump sum of $250,000 plus any applicable bonus upon change of control.

Gene Zaino is employed under an employment agreement with Group through June 2002 pursuant to which he is currently paid a base salary of $275,000 per annum plus an annual bonus granted at the sole discretion of the Board of Directors of Group, based upon the financial and operating performance of Group, which shall not exceed 60% of base salary. Mr. Zaino is not entitled to any severance payments upon change of control. Group charges us for a portion of Mr. Zaino's compensation as part of a corporate allocation based on the relative volume of the Company's business to that of Group's on a consolidated basis. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively.

Peter Russo is employed under an employment agreement with Group through January 3, 2002 pursuant to which he is currently paid a base salary of $200,000 per annum. Mr. Russo is also entitled to receive an annual bonus based on the financial and operating performance of Group. In addition, pursuant to his employment agreement, Mr. Russo is entitled to receive 12 months base pay upon change of control. Group charges us for a portion of Mr. Zaino's compensation as part of a corporate allocation based on the relative volume of the Company's business to that of Group's on a consolidated basis. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively.


Transition Plan


Gene Zaino will perform the Chairman functions for both Group and the Company for the foreseeable future. Peter Russo will perform the CFO functions for both Group and the Company until such time as the size and complexity of the Company dictates the requirement for a separate CFO position. At that time the Company will search for a CFO with the experience and capabilities commensurate with the Company's needs. We believe that should the need for a CFO arise, the Company will be able to replace that position in a timely manner and with a person who has the experience and skills to appropriately perform the CFO function.


Compensation Committee Interlocks and Insider Participation

It is anticipated that upon recruiting two outside directors, we will establish a Compensation Committee of the Board of Directors consisting of such outside directors. It is anticipated that no interlocking relationship will exist between any member of our Board of Directors or such Compensation Committee and any member of the board of directors or compensation committee of any other company.

                             CERTAIN TRANSACTIONS

The Company was allocated all incremental costs and certain indirect or common costs based upon the proportional value of all expenses incurred by Group. Allocated costs consisted of expenses related to executive management, financial and legal services, and other common administrative expenses. In addition, the accompanying financial statements reflect the Company's share of a bank line of credit and the related interest expense based upon its relative contribution to the underlying borrowing base. Management of the Company believes the allocated costs reasonably reflect the costs of the Company as if it were on a stand alone basis.

During the years ended 2000, 1999 and 1998, the Company performed software development services for another subsidiary of Group, Contractors Resources. Revenue generated from such services amounted to $1,442,000 and $920,000 in 2000 and 1999, respectively. Accounts receivable from this affiliate was $2,000 and $920,000 at December 31, 2000 and 1999, respectively. The Company is no longer providing development services to Contractors Resources in 2001.


                            PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning ownership of the Company's common stock, as of the date of this Prospectus, by each person or entity known by the Company to be the beneficial owner of more than five percent of the common stock, each director, each nominee for Director, each executive officer, and by all directors and executive officers of the Company as a group.

---------------------------------------------------------------------------------------------------------
 Name of Beneficial Owner*                 Number of Shares of Common Stock Beneficially Owned

---------------------------------------------------------------------------------------------------------
                                                Number                               Percent
                                                ------                               -------
---------------------------------------------------------------------------------------------------------
 The Netplex Group, Inc.                        1,100,000                             100%
---------------------------------------------------------------------------------------------------------
 Gene Zaino                                        0                                   **
---------------------------------------------------------------------------------------------------------
 Peter Russo                                       0                                   **
---------------------------------------------------------------------------------------------------------
 Richard Goldstein                                 0                                   **
---------------------------------------------------------------------------------------------------------
 Steven Hanau                                      0                                   **
---------------------------------------------------------------------------------------------------------
 Alan Lindauer                                     0                                   **
---------------------------------------------------------------------------------------------------------
 All directors and executive                       0                                   **
 officers as a group
---------------------------------------------------------------------------------------------------------

* All of the Named Beneficial Owners use 1800 Robert Fulton Drive, Second Floor, Reston, Virginia 20191 as a business address with respect to the matters provided herein.
** Less than 1%.




                           DESCRIPTION OF SECURITIES

As of the date of this Prospectus, our authorized capital stock consisted of:

     . 20,000,000 shares of common stock, par value $0.001 per share, of which

            .   1,100,000 shares were issued and outstanding; and

            . 1,500,000 shares were reserved for issuance pursuant to our stock option plans for directors, employees and consultants, 250,000 shares were reserved for issuance upon conversion of our Class A preferred stock, 727,273 shares were reserved for the issuance upon conversion of our Class B preferred stock; and

     .    4,750 shares of preferred stock, par value $.01 per share, of which:

            . 1,000 shares, designated as Class A preferred stock, were issued and outstanding.

            . 3,750 shares, designated as Class B preferred stock, 3,200 shares were issued and outstanding.


The terms of the common stock, preferred stock and warrants are summarized below, and do not purport to be complete. Complete descriptions of their respective terms can be found in our Certificate of Incorporation and Bylaws, our 2001 Combination Stock Option Plan and our 2001 Director Stock Option Plan, all of which have been filed with the SEC and are incorporated into this prospectus by reference and are available for review upon request directed to us or by following the instructions provided under the heading "Where You Can Find Additional Information", below.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available, and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription or conversion rights. The common stock is not subject to assessment and has no redemption provisions.

Class A Preferred Stock

     General. We have designated 1,000 shares of our preferred stock as Class A preferred stock of which 1,000 are issued and outstanding.

     Dividends. The Class A preferred stock yields a dividend of 10% per annum based on a $1,000 face value per share, which will accumulate (without penalty) if not declared and paid.


     Liquidation Preference. The Class A preferred stock shall rank senior to all classes and series of our capital stock now or hereafter authorized, issued, or outstanding. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or change in control of our Company, the holders of Class A preferred stock shall receive payment in full of the face value of the Class A Preferred stock plus any accrued and unpaid dividends thereon prior to any payment in respect of any other class of preferred or common stock.

     Voting Rights. The holders of Class A preferred stock are not entitled to vote on any matter except as required by law.

     Conversion. The holders of the Class A preferred stock have the right, after December 31, 2003, to convert each share of Class A preferred stock plus any accrued but unpaid dividends into shares of common stock. The number of shares into which each share of Class A preferred stock is convertible is equal to the face value of each share of Class A preferred stock, plus accrued unpaid dividends, divided by $4.00.


     Redemption at Our Option. We may redeem the Class A preferred stock upon written notice to any holder; if provided, however if such a redemption occurs prior to December 31, 2003, we are required to pay an early redemption fee of $133.00 per share of Class A preferred stock.

     Redemption at the Holder's Option. Upon certain Changes of Control, a holder of Class A preferred stock may require us to redeem their shares of Class A preferred stock at face value; provided, however if such a redemption occurs prior to December 31, 2003, we are required to pay an early redemption fee of $133.00 per share of Class A preferred Stock.

     Registration Rights. We have agreed to use our best efforts to register the common stock issuable upon conversion of, or payable as dividends upon, the Class A preferred stock as soon as practicable after the Company is qualified to use the Securities and Exchange Commission's registration statement on Form S-3.


Class B Preferred Stock

     General. We have designated 3,750 shares of our preferred stock as Class B preferred stock of which 3,200 are issued and outstanding.


     Dividends. The Class B preferred stock yields a dividend of 7% per annum based on a $1,000 face value per share, which will accumulate (without penalty) if not paid. We have the option to pay the dividend in additional shares of our common stock valued at $4.40 per share.

     Liquidation Preference. The Class B preferred stock shall rank senior to all classes and series of our capital stock now or hereafter authorized, issued, or outstanding and junior to Class A. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or change in control of our Company, the holders of Class B preferred stock shall receive payment in full of the face value of the Class B Preferred stock plus any accrued and unpaid dividends thereon prior to any payment in respect of any other class of preferred or common stock, except the Class A Preferred Stock.

     Voting Rights. The holders of Class B preferred stock are not entitled to vote on any matter except as required by law.

     Conversion. Commencing upon the earlier of January 1, 2002, a sale of the Company or notice of our redemption, the holders of the Class B preferred stock have the right, at any time, to convert each share of Class B preferred stock plus any accrued but unpaid dividends into shares of common stock. The number of shares into which each share of Class B preferred stock is convertible is equal to the face value of each share of Class B preferred stock, plus accrued unpaid dividends, divided by $4.40.


     Redemption at Our Option. We may redeem the Class B preferred stock upon five (5) days' advance written notice to any holder; provided, however, the holder may exercise its conversion rights during that five day period.

     Redemption at the Holder's Option. Upon certain Changes of Control, a holder of Class B preferred stock may require us to redeem their shares of Class B preferred stock at face value.

     Lock-up Provisions. No common stock issuable on conversion or payable as dividends on the Class B preferred stock may not be sold to the public until one year after the closing of this offering of shares of our common stock.

     Registration Rights. We have agreed to use our best efforts to register the common stock issuable upon conversion of, or payable as dividends upon, the Class B preferred stock as soon as practicable after the Company is qualified to use the Securities and Exchange Commission's registration statement on Form S-3.

                        SHARES ELIGIBLE FOR FUTURE SALE

Effective as of the closing of this offering, it is anticipated that we will have outstanding convertible preferred shares and options to acquire up to approximately 2,223,273 shares of our common stock. These include 1,246,000 shares of common stock issuable upon exercise of stock options that require the holders to pay $4.00 per option exercised, and, 977,273 shares of common stock issuable upon conversion of our Class A and Class B preferred stock. Conversion of the Class A and Class B Preferred Stock does not require any further payments by the Class A and Class B holders. Sales in the public market of the common stock acquired upon such conversions or exercises may place downward pressure on the prevailing market prices for our common stock. Moreover, because it is likely that these securities will be converted or exercised only if the price of our common stock is higher than the conversion or exercise price of those securities, the holders of these warrants, options and preferred stock will be able to profitably sell the common stock that they receive at prices that are less than the then-prevailing market price-thereby creating an "overhang" in the market that will likely restrain increases in the market price of our stock while such securities remain outstanding. Furthermore, as the demand (if any) for our common stock is being satisfied by the exercise and sale of such convertible securities, our ability to raise capital by selling new equity into the public markets will be constrained.


In an effort to limit the downward price pressure that such convertible securities can exert on the market price for our common stock, we have imposed agreements on each of the holders of our convertible securities that require them not to sell the common stock acquired upon exercise of their convertible securities for one year from the closing date of this offering. These agreements, however, provide no protection beyond that one year "lock-up" period, and it is likely that the downward pressure on the market price of our common stock will become apparent as of the first anniversary of the closing of this offering.

                                 LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain other matters has been passed upon for us by Gadsby Hannah LLP, Boston, Massachusetts.

                                  ACCOUNTING

Our consolidated financial statements and schedules thereto appearing in the Registration Statement, of which this prospectus is a part, have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report herein, and has been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, covering the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and exhibits.

The Registration Statement, together with future filings by us of annual, quarterly and current reports, proxy statements and other information with the SEC, are available for review and copying at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                   Index to Consolidated Financial Statements


                                                                                Page
                                                                                ----
Report of Independent Certified Public Accountants...........................    F-2
Consolidated Balance Sheets as of June 30, 2001 and
December 31, 2000 and 1999...................................................    F-4
Consolidated Statements of Operations for the six months ended June 30,
 2000 and 2001 and the years ended December 31, 2000, 1999 and 1998..........    F-5
Consolidated Statements of Stockholders' Equity for the years ended December
 31, 2000, 1999 and 1998.....................................................    F-6
Consolidated Statements of Cash Flows for the six months ended June 30,
 2000 and 2001 and the years ended December 31, 2000, 1999 and 1998..........    F-8
Notes to Consolidated Financial Statements...................................    F-9

              Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Netplex Systems, Inc.

We have audited the accompanying consolidated balance sheets of Netplex Systems, Inc. (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Netplex Systems, Inc. as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Grant Thornton LLP

Vienna, Virginia

May 31, 2001 (except for note 14, as to which the date is July 2, 2001)

                             NETPLEX SYSTEMS, INC.
                          Consolidated Balance Sheets
                                (in thousands)


                           Assets                                      June 30,            December 31,         December 31,
                                                                         2001                  2000                 1999
                                                                  -----------------      ---------------      ----------------
                                                                      (unaudited)
Current assets:
 Cash and cash equivalents                                       $                3      $             5      $              6
 Accounts receivable - unaffiliated customers, net of
  allowance for doubtful accounts of $413, $300 and
  $232, respectively                                                          2,510                4,619                 5,547
 Accounts receivable - from parent                                               --                    2                   920
 Other receivable from related party                                            758
 Prepaid expenses and other current assets                                       59                  298                    74
                                                                  -----------------      ---------------      ----------------
     Total current assets                                                     3,330                4,924                 6,547

 Property and equipment, net                                                    720                  952                   935
 Goodwill and other acquired intangible assets, net                           3,764                4,381                 5,586
 Other assets                                                                   477                  477                   345
                                                                  -----------------      ---------------      ----------------
     Total assets                                                 $           8,291      $        10,734                13,413
                                                                  =================      ===============      ================

             Liabilities and Stockholder's Equity

Current liabilities:
 Line of credit                                                   $           1,039      $         1,649      $          3,356
 Accounts payable                                                             1,318                1,722                 2,058
 Accrued expenses and other current liabilities                               1,599                1,663                 1,304
 Deferred revenues                                                               52                  349                    55
                                                                  -----------------      ---------------      ----------------
     Total current liabilities                                                4,008                5,383                 6,773
                                                                  -----------------      ---------------      ----------------

Commitments and contingencies                                                    --                   --                    --
                                                                  -----------------      ---------------      ----------------

Stockholders' equity:
Preferred stock:
Class A: $0.01 par value, 1,000 shares authorized, no
   shares issued and outstanding at June 30, 2001,
   December 31, 2000 and 1999, respectively                                      --                   --                    --
Class B: $0.01 par value, 3,750 shares authorized, no
   shares issued and outstanding at June 30, 2001,
   December 31, 2000 and 1999, respectively                                      --                   --                    --
Common Stock: $0.01 par value, 20,000,000 shares
   authorized, 1,100,000 shares issued and outstanding at
   June 30, 2001, December 31, 2000 and 1999,
   respectively                                                                  11                   11                    11
 Additional paid in capital                                                   6,132                6,127                 5,514
 Retained earnings (deficit)                                                 (1,860)                (787)                1,115
                                                                  -----------------      ---------------      ----------------
     Total stockholders' equity                                               4,283                5,351                 6,640
                                                                  -----------------      ---------------      ----------------
     Total liabilities and stockholder's equity                   $           8,291      $        10,734      $         13,413
                                                                  =================      ===============      ================


         See accompanying notes to consolidated financial statements.

                             NETPLEX SYSTEMS, INC.
                     Consolidated Statements of Operations
                     (in thousands, except per share data)


                                                                                             Six Months
                                                   Years ended December 31,                Ended June 30,
                                            --------------------------------------     -------------------------
                                               2000          1999          1998           2001           2000
                                            ----------    ----------    ----------     -------------------------
                                                                                               (unaudited)
Revenues:
  Services - unaffiliated customers         $   14,859    $   14,801    $    6,147     $    6,574     $    7,219
  Services - related party                       1,442           920            --             --          1,077
  Products                                      11,013        15,289         2,616          4,913          6,249
                                            ----------    ----------    ----------     ----------     ----------
                                                27,314        31,010         8,763         11,487         14,545
                                            ----------    ----------    ----------     ----------     ----------
Cost of revenues:
  Services                                       8,848         8,244         3,013          3,272          4,663
  Products                                       8,304        12,156         2,217          3,623          4,456
                                            ----------    ----------    ----------     ----------     ----------
                                                17,152        20,400         5,230          6,895          9,119
                                            ----------    ----------    ----------     ----------     ----------
Gross profit                                    10,162        10,610         3,533          4,592          5,426
                                            ----------    ----------    ----------     ----------     ----------
Selling, general and administrative             10,665         7,645         2,241          4,697          5,505
Acquired in-process technology                      --            --           250             --             --
Corporate expense allocation from parent         1,913         1,378           268            869          1,124
                                            ----------    ----------    ----------     ----------     ----------
Operating income (loss)                         (2,416)        1,587           774           (974)        (1,203)
Interest expense                                   282           390            60             99            111
                                            ----------    ----------    ----------     ----------     ----------

Income (loss) from operations before
 income taxes                                   (2,698)        1,197           714         (1,073)        (1,314)
Income tax benefit (provision)                     796          (510)         (286)             0            388
                                            ----------    ----------    ----------     ----------     ----------
Net income (loss)                           $   (1,902)   $      687    $      428     $   (1,073)    $     (926)
                                            ==========    ==========    ==========     ==========     ==========
Basic and diluted earnings (loss) per
 common share                               $    (1.73)    $    0.62    $     0.39     $    (0.97)    $    (0.84)
                                            ==========    ==========    ==========     ==========     ==========
Weighted average common shares
 outstanding, basic and diluted                  1,100         1,100         1,100          1,100          1,100
                                            ==========    ==========    ==========     ==========     ==========


         See accompanying notes to consolidated financial statements.

                             NETPLEX SYSTEMS, INC.
                Consolidated Statements of Stockholders' Equity
                                (in thousands)

                 Years ended December 31, 2000, 1999 and 1998

                                                            Common                             Retained
                                                  -------------------------      Paid In       Earnings
                                                      Shares       Amount        Capital       (Deficit)        Total
                                                  ------------   ----------    -----------   ------------    ------------
Balance at January 1, 1998                               1,100   $       11    $         1   $         --    $         12
  Net income                                                --           --             --            428             428
  Contributed capital by parent                             --           --          4,325             --           4,325
                                                  ------------   ----------    -----------   ------------    ------------
Balance at December 31, 1998                             1,100   $       11    $     4,326   $        428    $      4,765
  Net income                                                --           --             --            687             687
  Contributed capital by parent                             --           --          1,188             --           1,188
                                                  ------------   ----------    -----------   ------------    ------------
Balance at December 31, 1999                             1,100           11          5,514          1,115           6,640
  Net loss                                                  --           --             --         (1,902)         (1,902)
  Contributed capital by parent                             --           --            613             --             613
                                                  ------------   ----------    -----------   ------------    ------------
Balance December 31, 2000                                1,100   $       11    $     6,127   $       (787)   $      5,351
                                                  ============   ==========    ===========   ============    ============

         See accompanying notes to consolidated financial statements.

                   THE NETPLEX GROUP, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                (in thousands)


                                                                                                          Six Months
                                                              Years ended December 31,                  ended June 30,
                                                      ----------------------------------------     ------------------------
                                                         2000           1999           1998           2001           2000
                                                      ----------     ----------     ----------     ------------------------
                                                                                                          (unaudited)
Operating activities:
 Net income (loss)                                    $   (1,902)    $      687     $      428     $  (1,073)    $     (926)
 Adjustments to reconcile net income (loss) to net
  cash (used in) provided by operating activities:
  Depreciation and amortization of property and
  equipment                                                  405            305             79           224            186
  Amortization of goodwill and other intangibles           1,230            933            258           617            614
  Acquired in-process R&D write off                           --             --            250            --             --
  Change in assets and liabilities of continuing
   operations, net of effects of acquisitions:
   Accounts receivable                                     1,846         (2,387)        (4,080)        2,111          1,218
   Prepaid expenses and other current assets                (224)             4            (78)          239            (12)
   Accounts payable and accrued expenses                      23          1,028          2,334          (747)          (198)
   Deferred revenue                                          294            (36)            91          (297)            19
                                                      ----------     ----------     ----------     ---------     ----------
 Net cash provided by (used in) operating
  activities                                               1,672            534           (718)        1,074            901
                                                      ----------     ----------     ----------     ---------     ----------
Investing activities:
  Net cash paid in acquisitions and earn-outs                (25)        (2,570)        (4,457)           --             15
  Purchases of property and equipment                       (422)          (384)          (935)            8           (152)
  Other, net                                                (132)          (241)          (104)            0            (63)
                                                      ----------     ----------     ----------     ---------     ----------
 Net cash (used in) provided by investing
  activities                                                (579)        (3,195)        (5,496)            8           (200)
                                                      ----------     ----------     ----------     ---------     ----------
Financing activities:
  Contributed capital by Parent                              613          1,188          4,337             5          1,700
  Net advances from parent                                    --             --             --          (758)            --
  Line of credit advances, net                            (1,707)         1,480          1,876          (331)        (2,399)
                                                      ----------     ----------     ----------     ---------     ----------
 Net cash (used in) provided by financing
  activities                                              (1,094)         2,668          6,213        (1,084)          (699)
                                                      ----------     ----------     ----------     ---------     ----------
(Decrease) increase in cash and cash equivalents              (1)             7             (1)           (2)             2

Cash and cash equivalents at beginning of period               6             (1)            --             5              6
                                                      ----------     ----------     ----------     ---------     ----------
Cash and cash equivalents at end of period            $        5     $        6     $       (1)    $       3     $        8
                                                      ==========     ==========     ==========     =========     ==========
Supplemental information:
 Cash paid during the period for:
 Interest                                             $      282     $      390     $       71     $      99     $      111
                                                      ==========     ==========     ==========     =========     ==========


          See accompanying notes to consolidated financial statements.

                             NETPLEX SYSTEMS, INC.
                  Notes to Consolidated Financial Statements
                          December 31, 2000 and 1999


(1)  The Business, Basis Of Presentation and Liquidity

     The Business
     ------------

     Netplex Systems, Inc. ("the Company") was incorporated on September 11, 1986 in Virginia under the name Netplex Systems, Inc. and was subsequently merged into Netplex Systems, Inc., a Delaware Corporation. Prior to consummation of a planned rights offering transaction described in Note 14, the Company is a wholly owned subsidiary of the Netplex Group, Inc., a publicly held information technology company headquartered in Virginia. Upon completion of the Rights Offering described in Note 14, the Company will be owned by shareholders of The Netplex Group, Inc. ("the Parent" or "Group") and new shareholders that participate in the rights offering.

     The Company provides strategic, interactive, technology, and security solutions primarily in the Retail, Health Care and Consumer Products industries. The Company is an Information Technology (IT) company that provides the expertise and information systems to link employees, customers, prospects, suppliers, and manufacturers to help "network-enable" organizations. The Company re-sells technology products when necessary to deliver to customers fully integrated system solutions.

     The Company's operations are principally conducted from locations in Oklahoma, North Carolina and Virginia and at customer facilities located throughout the United States.

     Basis of presentation
     ---------------------

     The accompanying financial statements reflect the financial condition, results of operations and cash flows of the Company as a subsidiary of the Parent. Significant management assumptions were made in allocating costs from the Parent in order to present the balance sheet and statement of operations for those periods. The Company was allocated all direct incremental costs and certain indirect or common costs based upon the proportional value of all expenses incurred by the Parent in relation to the Company's revenues as a percentage of the Parent's consolidated revenues. Allocated costs consisted of expenses related to executive management, financial and legal services, and other common administrative expenses. In addition, the accompanying financial statements reflect the Company's share of a bank line of credit and the related interest expense based upon its relative contribution to the underlying borrowing base. Management of the Company believes the allocated costs reasonably reflect the costs of the Company as if it were on a stand alone basis.

     The interim consolidated financial statements of the Company included herein are unaudited.

     In the opinion of management, the interim financial statements reflect all adjustments and reclassifications (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of June 30, 2001 and the results of its operations and its cash flows for the six months ended June 30, 2001 and 2000. Interim results are not necessarily indicative of the results that may be expected for the full year.


     Liquidity
     ---------

     As a subsidiary of the Parent, the Company's working capital requirements have been met by internally generated cash flows from operations, borrowings on the line of credit facility of the Company and its Parent, and cash provided by the Parent from various sources in the capital markets. In as much as the proposed rights offering will not generate substantial proceeds for use in meeting the Company's working capital needs going forward, the Company may be dependent upon internally generated cashflows, borrowings on its line of credit facility and cash generated from other capital transactions to fund its operations. No assurances can be given that the Company will be able to raise additional capital necessary. Management's plans for generating sufficient internal cash flows include closely managing headcount and utilization of billable professional staff, focused business development and sales efforts which capitalize on the vertical industry expertise of the Company and its capabilities, and managing administrative expenses. Management believes that the cash flows the Company will generate internally as well as borrowings on its credit facility will be sufficient to meet its working capital requirements.

(2)  Acquisition of Applied Intelligence Group, Inc.

  On October 16, 1998, effective September 1, 1998, the Company purchased the information technology consulting business of Applied Intelligence Group, Inc. of Oklahoma City ("AIG"), for $3,000,000 and 643,770 shares of the Parent's Class B Preferred Stock ("Preferred Stock") valued at $1,000,000. The agreement also provides that AIG will receive additional contingent consideration (the "AIG Earn-out") if AIG met certain financial targets.
  This acquisition was accounted for as a purchase. During 1999 and 1998, the Company recorded earnout payments when earned to the seller of $981,000 and $208,000, respectively in satisfaction of the AIG Earn-out. As of December 31, 2000, the Parent is no longer obligated for any additional AIG Earn-out.


  The purchase price assigned to the net assets acquired was based on the fair value of such assets and liabilities at the acquisition date. The purchase price paid for such net assets was accounted for as a contribution to stockholders' equity in the accompanying financial statements. The operating results of AIG have been included in the consolidated financial statements from the effective date of the acquisition.

  As of December 31, 2000, the purchase price of AIG is approximately $5,189,000 consisting of the original consideration of $4,000,000 and subsequent earn-out payments of $1,189,000. The total purchase price has been allocated as follows:

                    Prepaid and other assets            $      113,000
                    Property and equipment                     808,000
                    Acquired software                          836,000
                    Assembled workforce                      1,000,000
                    Non-compete agreement                      900,000
                    Goodwill                                 1,620,000
                    Less: liabilities assumed                 (338,000)
                                                        --------------
                    Net assets acquired                      4,939,000
                    Acquired in process technology             250,000
                                                        --------------
                    Purchase price                      $    5,189,000
                                                        ==============


  The software, assembled workforce, non-compete agreement, and goodwill are being amortized over estimated useful lives of 4, 5, 5, and 7 years, respectively, using the straight-line method.

  The Company allocated $250,000 of the purchase price to certain in-process Internet commerce technology that had not achieved technological feasibility as of the acquisition date. Accordingly, such costs were written off in the period of acquisition.

  Acquisition of Dean Liles & Associates, Inc.
  --------------------------------------------

  On April 23, 1999, effective April 1, 1999, the Company purchased the assets of Dean Liles and Associates, Inc, ("DLA") a Dallas, Texas based information technology strategy consulting practice for $600,000. When earned in accordance with the acquisition agreement, the Company recorded and the seller received additional cash consideration of $40,000 in 2000 for meeting certain performance goals. This acquisition was accounted for as a purchase. As of December 31, 1999, the purchase price of DLA is $640,000 consisting of the original consideration of $600,000 and a subsequent earn-out payment of $40,000. The acquisition price of $640,000 has been allocated $635,000 to goodwill and $5,000 to Property and Equipment. Pro forma financial data for this acquisition has not been presented due to the immateriality of the acquired operations to the Company's financial statements.


  The goodwill is being amortized over 5 years using the straight-line method.

  Acquisition of Automated Business Systems of North Carolina, Inc.
  -----------------------------------------------------------------

  On June 18, 1998, effective July 1, 1998, the Company purchased Automated Business Systems of North Carolina, Inc. and Kellar Technology Group, Inc. (Collectively "ABS") for $200,000 and 450,000 shares of the Parent's Common Stock, valued at $591,000 and additional contingent consideration based on operating performance. This acquisition was accounted for as a purchase. In 1998, the Company recorded earn-out payments to the seller when earned of $377,000. In December 1999, the contingent obligation was bought out by a cash payment and issuance of additional shares for a total value of $739,000.


  The aggregate purchase price of ABS was $1,907,000 consisting of the original consideration of $791,000 and subsequent earn-out payments consisting of $549,000 and 114,756 shares of the Parent's Common stock, valued at $567,000. The purchase price has been allocated as follows:


             Cash                                 $   205,000
             Accounts receivable                      736,000
             Property and equipment                    51,000

             Other assets                               33,000
             Goodwill                                1,794,000
             Less liabilities assumed                 (912,000)
                                                  ------------
             Net assets acquired                  $  1,907,000
                                                  ============


Proforma Acquisition Data
-------------------------

The following supplemental financial information presents the consolidated results of the Company on a pro forma basis as though the acquisitions of AIG and ABS had taken place on January 1, 1998. The amounts for the DLA acquisition were immaterial.


                                                               (Unaudited)
                                                                Year Ended
                                                                 December
                                                                 31, 1998
                                                               -----------
            Revenue                                         $   18,908,000
            Net Income                                           1,466,000
            Basic and diluted earnings per share                      1.33
            Weighted Average shares outstanding                  1,100,000



The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occured had the purchase been made at the beginning of the period, or the results, which may occur in the future.

(3)  Summary of Significant Accounting Policies

     Principles of Consolidation
     ---------------------------

     The accompanying consolidated financial statements include the accounts of Netplex Systems, Inc. and its wholly owned subsidiary, ABS Acquisition, Inc. All significant inter-company transactions have been eliminated in consolidation.

     Revenue Recognition
     -------------------

     The Company's revenue is generated from consulting services contracts and integration contracts which include both product and services. This revenue is recognized when the services are performed and the costs are incurred. The Company generally recognizes revenue on hardware and software sales when the products are delivered to the customer site, as the majority of the products sold are available for use upon delivery and are not contingent upon the company's services for installation. The Company recognizes revenue on software sales in accordance with SOP 97-2, "Software Revenue Recognition" and applies SAB 101, "Revenue Recognition" for all other transactions not covered by SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts". In 2000, the Company reported approximately $600,000 of sales associated with transactions structured using a third party leasing company on a "net" basis in accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and other guidance provided by the Securities and Exchange Commission. All other sales were recorded on a gross basis in accordance with this guidance. Revenue on fixed price contracts for services, or both hardware and significant integration services is recognized on the percentage of completion basis, based on the efforts expended method in accordance with SOP 81-1. The Company's systems integration contracts are typically 3-6 months and are priced either on a time and material ("T&M") or a fixed price basis. Revenue for maintenance contracts is recognized ratably over the service period of the underlying contract. Deferred revenue represents the unearned portion of maintenance contracts and amounts billed in advance of work performed, in accordance with the terms of the contract. The Company records loss provisions if required for its contracts at the time that such losses are identified.

     Management regularly reviews outstanding accounts receivable for collectability and provides for an allowance for doubtful accounts. As of December 31, 2000 and 1999, the Company was owed $1,006,000 and $688,000 by one customer in each year, respectively.

     The Company recognized revenue from a single unaffiliated customers constituting 10.7% of revenues in 1999. There were no unaffiliated customers from which the Company recognized revenue in excess of 10% in either 2000 or 1998.

     Consistent with the Company's strategy, management targets vertical industry markets for its services. As of December 31, 2000 and 1999, 33.4% and 32.3%, respectively of the Company's accounts receivable were due from customers in the retail and consumer products industry. The Company had no concentrations of accounts receivable from any other industry group at December 31, 2000 and 1999.

     Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid investments with maturity, at date of purchase, of three months or less to be cash equivalents. Cash equivalents are comprised of money market accounts, and are stated at cost, which approximates fair value.

     Property and Equipment
     ----------------------

     Property and equipment is recorded at cost. The Company purchases computer software for internal use, which is recorded at cost in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.


     Property and equipment under capital leases is amortized using the shorter of the lease term or the estimated useful life.

     Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts and any gain or loss on such disposition is reflected in the statement of operations. Expenditures for repairs and maintenance are charged to operations as incurred.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
  -----------------------------------------------------------------------

  Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

  Goodwill and Other Intangible Assets
  -------------------------------------

  Goodwill, the cost in excess of the fair value of net assets acquired, is being amortized by the straight-line method, for periods ranging from 5 to 7 years. Management revises the carrying value of goodwill upon the occurrence of triggering event as defined by SFAS 121. Conditions giving rise to a triggering event include significant downturns in the cash flows or earnings produced by the business unit or assets associated with the intangibles, the loss of major customers, or external events which management believes might cause an impairment. Management's measurement for potential impairment is based on projected undiscounted cash flows to be derived from the related operations.


  Other intangible assets resulting from the Company's acquisitions consist of acquired software, an assembled workforce, and a non-compete agreement. Such assets are being amortized on the straight-line basis over periods of 4 to 7 years.

  Income Taxes
  ------------

  Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates, that are applicable to the future years in which the deferred tax assets or liabilities are expected to be settled or realized. Any change in tax rates on deferred tax assets and liabilities is recognized in net income in the period in which the rate change is enacted.

  Earnings (loss) per share
  -------------------------

  The Company accounts for earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires companies to present basic earnings per share and diluted earnings per share (EPS). Basic earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the periods. Diluted earnings (loss) per common share is calculated using the weighted average number of common shares and dilutive potential common shares outstanding during the period. For the years ended December 31, 2000, 1999 and 1998, the Company had no dilutive securities outstanding.

  Segment Reporting
  -----------------

  Operating segments, as defined in Statement of Financial Accounting Standards (SFAS No. 131) "Disclosures about Segments of an Enterprise and Related Information", are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information reviewed regularly by the Company's chief operating decision maker to assess performance consists of consolidated financial data; therefore, the Company operates in a single segment.

  Use of Estimates
  ----------------

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements

  ------------------------------

  The Financial Accounting Standards Board (FASB) recently issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:


  . all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.


  . intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability


  . goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.


  . effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.


  The Company will continue to amortize goodwill and intangible assets recognized prior to July 1, 2001, under its current method until January 1, 2002, at which time annual and quarterly goodwill amortization of $644,000 and $161,000 will no longer be recognized. The Company will have completed a transitional fair value based impairment test of goodwill as of January 1, 2002. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.


(4)  Property and Equipment

     Property and equipment consists of the following:


                                          (in thousands)      June 30,                 December 31,
                                                                            ------------------------------
                                                               2001              2000             1999
                                                          --------------    -------------    -------------
             Computer software                            $          551    $         546    $         373
             Computer and office equipment                           611              580              382
             Furniture and fixtures                                  571              570              541
             Leasehold improvements                                    1               45               23
                                                          --------------    -------------    -------------

                                                                   1,733            1,741            1,319
             Accumulated depreciation and amortization             1,013              789              384
                                                          --------------    -------------    -------------
             Property and equipment, net                  $          720    $         952    $         935
                                                          ==============    =============    =============


(5)  Goodwill and Other Intangible Assets

     Goodwill and other intangible assets consist of the following:


                                                              June 30,                 December 31,
                                                                            ------------------------------
                                          (in thousands)       2001              2000             1999
                                                          --------------    -------------    -------------
             Goodwill                                     $        4,049    $       4,049    $       4,024
             Acquired database                                       853              853              853
             Assembled workforce                                   1,000            1,000            1,000
             Non-Compete                                             900              900              900
                                                          --------------    -------------    -------------

                                                                   6,802            6,802            6,777
             Accumulated amortization                              3,038            2,421            1,191
                                                          --------------    -------------    -------------
                                                          $        3,764    $       4,381    $       5,586
                                                          ==============    =============    =============



     Effective January 1, 1999, the company changed its accounting estimate relating to amortization of goodwill recorded as a result of the AIG and ABS acquisitions (discussed in Note 2) from a period 10 and 15 years, respectively, to a period of seven years for both. This was a result of management's determination that seven years was a better estimate of the period in which the company would benefit from these acquisitions. As a result of the change net income for the year ending December 31, 1999 decreased by approximately $206,000 or $.19 per share.


(6)  Accrued Expenses

     Accrued expenses consists of the following:


                                                             June 30,                  December 31,
                                                                            ------------------------------
                                          (in thousands)       2001              2000             1999
                                                          --------------    -------------    -------------
             Accrued wages                                $          255    $         163    $         126
             Accrued vacation                                        280              254              198
             Accrued commission                                      663              727              384
             Accrued project expense                                 100              213              178
             Other                                                   301              306              418
                                                          --------------    -------------    -------------
                                                          $        1,599    $       1,663    $       1,304
                                                          ==============    =============    =============


(7)  Line of Credit

     For all periods presented herein, the Company, together with other subsidiaries of its parent, was a co-borrower under a line of credit agreement with a bank. Under such line of credit agreement, the Company may borrow 80% of eligible accounts receivable (as defined in the agreement) up to $6,000,000. Amounts borrowed bear interest at the bank's prime rate plus 1.75%. The line of credit balance presented in the accompanying financial statements represents the balance due under the line collateralized by the Company's accounts receivable. Total aggregate outstanding advances (based upon the Company's relative contribution to the underlying borrowing base) were approximately $1,649,000 and $3,356,000 at December 31, 2000 and 1999, respectively. The loan is secured by substantially all of the Company's tangible and intangible assets.

     On May 4, 2001, the Company entered into a Commercial Revolving Loan, Demand Loan and Security Agreement ("Revolving Loan") with American Commercial Finance Corporation ("Lender") which expires on March 31, 2003. This Revolving Loan replaced the pre-existing bank line of credit which was repaid on May 4, 2001. Under the Revolving Loan, the Company can borrow an amount equal to 80% of eligible accounts receivable as defined in the agreement, up to $3.0 million. The Revolving Loan bears interest at the prime rate plus 1.75% and is secured by (i) the Company's, the Company's parent ("Parent") and each of the Parent's subsidiaries' assets, (ii) a $400,000 guaranty from a shareholder of its Parent, Waterside Capital Corporation (the "Guaranty") which is secured by the assets of the Company, subordinate to the Lender's security interest, and (iii) fidelity guaranties from two of the Company's officers.


(8) Income Taxes

    Through the year ended December 31, 2000, results of the Company's operations were included in consolidated income tax returns of the Parent. The Company will continue to be part of the consolidated group of the Parent for tax reporting purposes until the effective date of the rights offering described in Note 14. Because the offering is a tax free reorganization, the tax basis of the Company's assets and liabilities will carry over at historical amounts.

    The reconciliation between the actual income tax expense and income tax computed by applying the statutory Federal income tax rate to earnings before provision for income taxes for the year ended December 31, 2000, 1999 and 1998 is as follows:


                                    (amounts in thousands)
                                                                   2000            1999          1998
                                                              -------------   -------------   -----------
       Pretax income (loss)                                          (2,698)  $       1,197   $       714
                                                              -------------   -------------   -----------
       Computed Federal income tax at 34%                              (918)            406           242
       Computed state income taxes, net of Federal benefits            (108)             48            29
       Permanent differences                                            111              56            15
       Change in valuation allowance                                    119              --            --
                                                              -------------   -------------   -----------
       Tax expense (benefit)                                  $        (796)  $         510   $       286
                                                              =============   =============   ===========
       Tax expense (benefit)-current                          $        (660)  $         750   $       368
                                                              =============   =============   ===========
       Tax expense (benefit)-deferred                         $        (136)  $        (240)  $       (82)
                                                              =============   =============   ===========



    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                 As of December 31,
                                                   --------------------------------------------
                                                            2000             1999          1998
                                                   -------------    -------------   -----------
              Deferred tax assets:
              Intangibles                          $         380    $         234   $        54
              Allowance                                      114               88            28
              Vacation accrual                                83               --            --
                                                   -------------    -------------   -----------

                 Total gross deferred tax assets             577              322            82
                 Less valuation allowance                   (119)              --            --
                                                   -------------    -------------   -----------
                  Net deferred tax asset                     458              322            82
                                                   =============    =============   ===========

    The Company has provided a valuation allowance for its deferred tax assets at December 31, 2000 to the extent that future deductions created by the assets cannot be carried back to 1998 or 1999.

(9) Commitments

    Employment Agreements
    ---------------------
    The Company has employment agreements with several key employees. At December 31, 2000, the Company's annual obligation under the agreements is approximately $516,000 for each of the next 2 years.

      Lease Obligations
      -----------------

      The Company leases office facilities under long-term lease agreements. The following is a schedule of future minimum lease payments for non-cancelable operating leases (with initial terms in excess of one year) as of December 31, 2000:


                                                       Operating
                           (amounts in thousands)        Leases
                                                         ------
                      2001                           $        298
                      2002                                    246
                      2003                                    236
                      2004                                    154
                      2005                                     --
                      Thereafter                               --
                                                     ------------
                 Total minimum lease payments        $        934
                                                     ============

      Total rent expense under operating leases was approximately $477,000, $339,000 and $65,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Rent expense for the six month periods ended June 30, 2001 and 2000 was $116,000 and $210,000, respectively.


(10)  Stockholder's Equity

      Common Stock.
      ------------

      As of December 31, 2000, the Company's authorized capital stock consisted of 20,000,000 shares of common stock, $0.01 par value, 1,100,000 of which was issued and outstanding.

      Preferred Stock.
      ----------------

      Class A:


      The Class A Preferred Stock ("Class A Preferred") has a liquidation preference of $1,000 per share and a dividend rate of 10% per annum based on a $1,000 face value per share. After December 31, 2003, the Class A Preferred is convertible into the number of shares equal to the face value of each share of Class A Preferred, plus accrued unpaid dividends, divided by $4.00. Prior to conversion, the Company may redeem the Class A Preferred, in whole or in part, for $1,000 per share. As of June 30, 2001, no shares were issued and outstanding of the 1,000 shares of designated Class A Preferred.


      Class B:


      The Class B Preferred Stock ("Class B Preferred") has a liquidation preference of $1,000 per share and a dividend rate of 7% per annum based on a $1,000 face value per share. The holders of the Class B Preferred have the right, commencing on the earlier of January 1, 2002, a sale or the Company or our notice of redemption, to convert each share of Class B Preferred plus any accrued but unpaid dividends into shares of Common Stock. The Company may redeem the Class B Preferred upon five (5) days written notice to any holder; provided, however, the holder may exercise its conversion rights during such five (5) day period. The number of shares into which each share of Class B Preferred is convertible is equal to the face value of each share of Class B Preferred, plus accrued unpaid dividends, divided by $4.40. No Common Stock issuable on conversion or payable as dividends on the Class B Preferred may be sold to the public until one year after the closing of the Rights Offering of shares of our Common Stock. As of June 30, 2001, no shares were issued and outstanding of the 3,750 shares of designated Class B Preferred.


      Stock Options
      -------------

      The Company has two stock option plans.

      . The ISO Plan was established in 2001 and includes both incentive and non-qualified stock options. The Board of Directors may grant stock options to employees to purchase up to 1,400,000 shares of the Company's Common Stock. Stock options are granted with an exercise price equal to the market price on the date of grant. All stock options expire 10 years from grant date (5 years or holder's of more than 10% of the voting stock of the Company). Generally the options vest ratably and become fully exercisable after 3 years from the date of grant. In 2001, the Company's board of directors approved the grant of 1,201,000 options under this plan to employees with an exercise price of $4.00, an amount equal to the value of an underlying share of common stock issued in the Rights Offering described in Note 14. The Company will apply APB Opinion No. 25 in accounting for its ISO and Directors' Plans and, accordingly, no compensation cost will be recognized for its stock options in the financial statements.


     . The Directors' Plan was established in 2001 and authorizes the Board of Directors to grant each non-employee director options to purchase up to 15,000 shares of the Company's Common Stock, upon election to the Board. Under this plan 100,000 shares of the Company's Common Stock are available. The terms of option grants for the Directors' Plan are identical to those of the ISO plan, except that the vesting period for the Directors' Plan is at the Board's discretion. As of June 30, 2001, no options have been granted under the Director's Plan.


        Stock Split
        ------------
        In connection with the Rights Offering as described in Note 14, the Company effected a stock split resulting in there being 1,100,000 shares of common stock outstanding prior to the Rights Offering. Retroactive effect has been given for this stock split throughout the financial statements.

(11) Related Party Transactions

     During the years ended 2000, 1999 and 1998, the Company performed software development services for another subsidiary of the Parent. Revenue generated from such services amounted to $1,442,000 and $920,000 in 2000 and 1999, respectively. Accounts receivable from this affiliate was $2,000 and $920,000 at December 31, 2000 and 1999, respectively.


     Since April, 2001, the Company has accounted for cash activity with its parent, which collects payments and pays amounts on its behalf, as advances to and from the Parent. As of June 30, 2001, the Company was owed $738,000 by its Parent for collections received by the parent in excess of amounts disbursed on the Company's behalf.


(12) Employee Benefit Plans

     The Company participates in the Parent's employee benefit plan, including a 401(k) Plan. Under the 401(k) Plan, all full time employees with over 1,000 hours of service to the Company or its subsidiaries are eligible to participate. The Company matches one-half of the employees' voluntary contributions up to a maximum Company contribution of 5% of participants' salaries. The Company's contribution to the Plan during 2000, 1999 and 1998 was $260,000, $231,000 and $30,000, respectively.

     The Company intends to institute an independent benefit plan in 2001 with terms consistent with the Parent's benefit plans.

     The Company does not provide any post retirement or post employment benefits.

(13) Valuation Account Activity

     Following is a summary of activity in the Company's valuation accounts:

                                                    Balance at       Additions                         Balance
                                                    beginning       charged to                        at end of
                                                    of period       operations      Write-offs          period
                                                 --------------   -------------   --------------    ------------
            Allowance for doubtful accounts
                      Year Ended:
                   December 31, 1998             $           --   $          75   $           --    $         75
                                                 ==============   =============   ==============    ============
                   December 31, 1999             $           75   $         422   $         (265)   $        232
                                                 ==============   =============   ==============    ============
                   December 31, 2000             $          232   $         241   $         (173)   $        300
                                                 ==============   =============   ==============    ============
                                                    Balance at                                         Balance
                                                    beginning                                         at end of
                                                    of period       Increases        Decreases          period
                                                 --------------   -------------   --------------    ------------

            Valuation allowance against deferred tax assets
            Year Ended:
                   December 31, 1998             $           --   $          --   $           --    $         --
                                                 ==============   =============   ==============    ============
                   December 31, 1999             $           --   $          --   $           --    $         --
                                                 ==============   =============   ==============    ============
                   December 31, 2000             $           --   $         119   $           --    $        119
                                                 ==============   =============   ==============    ============

(14) Subsequent Events; Rights Offering.
     ----------------------------------

     On July 2, 2001 (amended July 23, 2001), Group filed a registration statement with the Securities and Exchange Commission which contemplated granting at no cost to its security holders transferable rights to purchase shares of our Common

     Stock. Group's security holders will receive one right for every one share of Group common stock that they own (or would be entitled to own upon conversion of shares of preferred stock) as of July 16, 2001. Each right will entitle the holder to purchase one share of our Common Stock at an exercise price of $4.00 per share. Up to 1,350,000 shares of our Common Stock are being offered in this offering, 1,100,000 will be sold by Group and 250,000 shares are being sold by us.

     The exercise period for the rights will expire at 5:00 p.m., Washington, D.C. time, on August ___, 2001 or such date as Group has received acceptable subscriptions for all of our Common Stock being offered, whichever comes first. Rights can only be exercised in increments of 100. Any exercise of rights distributed in this offering will be accepted on a "first-come, first-serve" basis.

     In July, 2001 the Company issued to Group 1,000 shares of the Company's Class A preferred stock and issued 3,200 shares of the Company's Class B preferred stock to Group. Group is engaged in finalizing negotiations wherein it would transfer the Class A Preferred Stock to Waterside Capital Corporation and to transfer 2,563 shares of Class B Preferred Stock to Zannett Lombardier, Ltd. and Goldman Sachs Partners as part of an effort by Group to modify its capital structure.


(15) Quarterly Consolidated Financial Data (unaudited)
     -------------------------------------------------

     In management's opinion, the interim financial data below reflects all adjustments necessary to fairly state the results of the interim period presented. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends.

                              2000 QUARTERS ENDED

                                                 March 31          June 30         September 30         December 31
                                             --------------    -------------    ----------------    ----------------

Total revenue                                $        7,022    $       7,523    $          7,351    $          5,418
Gross profit                                          2,508            2,918               2,932               1,804
Net loss                                               (615)            (354)               (226)               (707)
Net loss per share (basis and diluted)       $        (0.56)   $       (0.32)   $          (0.21)   $          (0.64)

                              1999 QUARTERS ENDED

                                                  March 31          June 30        September 30        December 31
                                              ---------------   -------------   ----------------   ----------------

Total revenue                                 $         8,228   $       6,542   $          7,963   $          8,277
Gross profit                                            2,306           2,805              2,751              2,748
Net income (loss)                                         265             362                249               (189)
Net income (loss) per share (basis and        $          0.24   $        0.33   $           0.22   $          (0.17)
 diluted)

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable in connection with the sale of the common stock being registered.

                                              AMOUNT TO BE PAID

SEC registration fee                                $1,350

Accounting fees and expenses                        *
Printing and engraving                              *
Blue sky fees and expenses (including legal fees)   *
Transfer agent fees                                 *


Miscellaneous                                       *

Total                                               $ * _______

* To be included by amendment.

            DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation allows us to indemnify to the fullest extent permitted under the Delaware Business Corporation Law our directors, officers, employees and agents. We may indemnify them only if we determine that their conduct did not violate the law. In addition, our Certificate of Incorporation eliminates the personal liability of directors to the Company and its shareholders for money damages if they breach their duty of care as directors.

The Delaware General Corporation Law also permits us to indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses of litigation, except when we bring the case against such director or officer, or if a case is brought by our shareholders against them on our behalf. We can indemnify a director or officer if he acted in good faith and for a purpose he reasonably believed to be in our Company's best interests. However, no indemnification is permitted in an action by our Company, or its shareholders on its behalf, against such director in connection with the settlement or other disposition of a threatened or pending action or in connection with any claim, issue or matter as to which a director or officer is liable to our Company, unless a court determines that our Company should pay a portion. In addition, the Delaware General Corporation Law provides that a director or officer shall be indemnified if he is successful in the litigation on the merits or otherwise.

Permitted indemnification as described above may only be made if it is authorized by our board of directors, in each specific case, based upon a determination that the applicable standard of conduct has been met or that indemnification is proper under the Delaware General Corporation Law. The board of directors can authorize indemnification, either acting as a quorum of disinterested directors or based upon an opinion by independent legal counsel, or if the shareholders decide that indemnification is proper because the applicable standard of conduct has been met. Upon application of the person seeking indemnification, a court may also award indemnification upon a determination that the standards outlined above have been met. We may also authorize the advancement of litigation expenses to a director or officer upon receipt of an undertaking by him to repay such expenses if it is ultimately determined that he is not entitled to be indemnified by us.

We have also agreed to indemnify our directors and executive officers pursuant to indemnification agreements. We will pay all expenses, losses, claims, damages and liability incurred by our directors or executive officers for or as a result of action taken or not taken while they were acting as directors, officers, employees or agents.

Although the indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons as discussed above, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                    RECENT SALES OF UNREGISTERED SECURITIES

In July, 2001, the Company sold 1,000 shares of its Class A Preferred Stock and 3,200 shares of its Class B Preferred Stock to Group.

                                 UNDERTAKINGS


(1) The undersigned registrant hereby undertakes:

        (a) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES

     Under the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on the ______day of June, 2001.

                                       NETPLEX SYSTEMS, INC.

                                       By: /s/ Gene Zaino
                                           --------------
                                           Gene Zaino
                                           Chairman

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated


Signature                     Title                              Date
---------                     -----                              ----

/s/ Gene Zaino                Chairman (Principal                July 20, 2001
--------------
Gene Zaino                    Executive Officer) and
                              Director

          *
          -
Robert Barcum                 President and Director             July 20, 2001

          *
          -
Peter Russo                   Chief Financial Officer and        July 20, 2001
                              Treasurer (Principal Financial
                              Officer)

          *
          -
Steven Hanau                  Director                           July 20, 2001


*By: /s/ Gene Zaino
     --------------
    Gene Zaino
    Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit     Description

2(a)    -   Certificate of Merger and Articles of Merger(VA)++
2(b)    -   Agreement and Plan of Merger++
3(a)    -   Certificate of Incorporation and Amendment to Certificate of
            Incorporation++
3(b)    -   Bylaws++
4(a)    -   Form of Employee Option Agreement+

4(b)    -   Stock Subscription Agreements by and between the Company Netplex and each of Gene Zaino and Peter Russo +++

5       -   Opinion of Gadsby Hannah, LLP+++

10(a)   -   2001 Netplex Systems, Inc. Incentive and Non-Qualified Stock Option
            Plan+

10(b)       2001 Netplex Systems, Inc. Directors Stock Option Plan+
10(c)   -   Intercompany Services and Separation Agreement between The Netplex
            Group and Netplex Systems, Inc.+++
10(d)   -   Employment Agreement between Netplex Systems, Inc. and
            Robert Barcum+++

10(e)   -   Commercial Revolving Loan, Demand Loan and Security Agreement, by
            and among Netplex Systems, Inc. and American Commercial Finance
            Corporation, dated as of April 30, 2001+++
10(f)   -   Employment Agreement between Netplex Group, Inc. and Gene Zaino.+++
10(g)   -   Employment Agreement between Netplex Group, Inc. and Peter Russo.+++


21      -   Subsidiaries of Netplex Systems, Inc.+

23(a)   -   Consent of Grant Thornton, LLP+++
23(b)   -   Consent of Gadsby Hannah, LLP (contained in their opinion included under Exhibit 5)+++

24      -   Power of Attorney

99.1    -   Form of Instructions for Use of Netplex Systems, Inc. Subscription
            Certificates+++

99.2    -   Announcement of Rights Offering Distributed to Record and Beneficial
            Holders of The Netplex Group, Inc

99.3    -   Form of Letter to Group Stockholders Who Are Record Holders
99.4    -   Form of Letter to Group Stockholders Who Are Beneficial Holders+++
99.5    -   Form of Letter to Clients of Group Stockholders Who Are Beneficial
            Holders+++
99.6    -   Form of Nominee Holder Certification Form+++
99.7    -   Form of Beneficial Owner Election Form+++
99.8    -   Form of Subscription Agent Agreement by and between Group, the
            Company and AST
99.9    -   Form of Escrow Agreement by and between State Street Bank and
            Trust Company

_______________
+ Previously filed pursuant to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission July 2, 2001 (Commission File No. 333-64416)

++ Previously filed pursuant to the Registrants Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 23, 2001 (Commission File No. 333-64416)
+++  Filed herewith.